Filed Pursuant to Rule 424(b)(3)
Registration No. 333-114004

PROSPECTUS

$150,000,000

PSS World Medical, Inc.

2.25% Convertible Senior Notes
due March 15, 2024
and
8,774,235 Shares of Common Stock Issuable
Upon Conversion of the Notes

__________________

        We issued the notes offered by this prospectus in a private placement in March 2004. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes. We will not receive any proceeds from the sale of the notes or the shares of common stock offered by the selling securityholders pursuant to this prospectus. The selling securityholders, and the maximum amount of securities that they may offer, are identified beginning on page 54 of this prospectus.

        The notes will mature on March 15, 2024. You may convert your notes into shares of our common stock initially at a conversion rate (subject to adjustment in certain events) of 58.4949 shares of common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $17.10 per share, under the following circumstances: (1) during specified periods, if the closing sale price of our common stock reaches, or the trading price of the notes falls below, specified levels described in this prospectus; (2) if we call the notes for redemption; (3) during any period in which our long-term issuer rating assigned by Moody’s or our corporate credit rating assigned by S&P is below specified levels or if we are no longer rated by at least one of S&P or Moody’s; or (4) if specified corporate transactions occur. Upon conversion, we may at our option choose to deliver, in lieu of common stock, cash or a combination of cash and common stock as described in this prospectus.

        We will pay interest on the notes on March 15 and September 15 of each year. The first interest payment will be made on September 15, 2004. We will pay contingent interest for each six-month interest period from March 15 to September 14 or from September 15 to March 14, beginning with the six-month interest period commencing on March 15, 2009, if the average trading price of a note is above a specified level during the five trading day period ending on the second trading day immediately prior to such six-month interest period, as described in this prospectus. We will pay contingent interest on the interest payment date immediately following the applicable six-month interest period. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

        On or after March 15, 2009, we have the option to redeem all or a portion of the notes that have not been previously converted at redemption prices set forth in this prospectus. On March 15, 2009, 2014 and 2019, or upon a fundamental change as described in this prospectus, you may require us to repurchase for cash any notes held by you at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase.

        The notes issued in the private placement are eligible for trading in the PORTAL Market of the National Association of Securities Dealers, Inc. The notes sold using this prospectus, however, will no longer be eligible for trading in the PORTAL Market. We do not intend to list the notes on any other national securities exchange or automated quotation system.

        Our common stock is listed on The Nasdaq National Market under the symbol “PSSI.” On August 17, 2004, the closing reported sales price for our common stock on The Nasdaq National Market was $10.77 per share.

        Investing in the notes or our common stock involves risks. Please review the “Risk Factors” beginning on page 8 of this prospectus for a discussion of certain risks that you should consider in connection with an investment in the notes and common stock issuable upon conversion of the notes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 26, 2004

PROSPECTUS SUMMARY

        In this prospectus, “PSSI,” “Company,” “we,” “us” and “our” refer to PSS World Medical, Inc. and its subsidiaries on a consolidated basis, except as otherwise indicated.

Our Company

Overview

        We are a specialty marketer and distributor of medical products to alternate-site healthcare providers including physician offices, and to long-term care facilities, and home care providers through 44 full-service distribution centers, which serve all 50 states throughout the United States of America. We are a leader in the two market segments we serve as a result of value-added, solution-based marketing programs, a customer differentiated distribution and service model, a consultative sales force with extensive product knowledge, unique arrangements with product manufacturers, innovative information systems and a culture of performance. We have been focused on business operations, maximizing our core distribution capability and efficiency, and improving management business processes. We selectively make acquisitions to broaden our reach and leverage our infrastructure.

        We currently conduct business through two operating segments, the Physician Business and the Elder Care Business. These strategic segments serve a diverse customer base. The Physician Business, or the Physician Sales & Service division, is the leading distributor of medical supplies, equipment and pharmaceuticals to primary care office-based physicians in the United States of America. The Physician Business currently operates 31 full-service distribution centers, 21 break-freight locations, and 2 redistribution facilities serving physicians in all 50 states.

        The Elder Care Business, or the Gulf South Medical Supply, Inc. subsidiary, is a leading national distributor of medical supplies and related products to the long-term and elder-care industry in the United States of America. The Elder Care Business currently operates 12 full-service distribution centers, one break-freight location, and one ancillary billing service center serving independent, regional and national skilled nursing facilities, assisted living centers and home care providers in all 50 states.

        Our principal executive offices are located at 4345 Southpoint Boulevard, Jacksonville, Florida, 32216, and our telephone number is (904) 332-3000. Our website address is www.pssworldmedical.com. We have not incorporated by reference into this prospectus the information included on or linked from our website, and you should not consider it to be part of this prospectus.

The Industry

         According to industry estimates, the market size of the medical supply and equipment, home care and office administered pharmaceutical segments of the healthcare industry in the United States of America is approximately $43 billion. This market is comprised of medical products, medical equipment, and pharmaceutical products administered in an out-patient setting, which are distributed to alternate-site healthcare providers, including physician offices, long-term care and assisted living facilities, home healthcare providers and agencies, dental offices, and other alternate-site providers, such as outpatient surgery centers, podiatrists, and veterinarians. The Company’s primary focus is the $19 billion market for the distribution of medical products, medical equipment and office administered pharmaceutical products to physician offices, long-term care and assisted living facilities, and home healthcare providers and equipment dealers.

        The medical products distribution industry continues to experience growth due to the aging population, increased healthcare awareness, the proliferation of medical technology and testing, new pharmacology treatments, and expanded third-party insurance coverage. The elder care market is expected to continue benefiting from the increasing growth rate of the elderly American population. For example, the January 2000 U.S. Bureau of the Census estimates that the elderly population in America will more than double by the year 2040. In 2000, four million Americans age 85 years and older represented the segment of the population which is in the greatest need of long-term care and elder care services. By the year 2040, this segment of the population is projected to more than triple to over 14 million. The segment of the population who is age 65 to 84 years is projected to more than double in the same time period. The physician market is expected to continue to benefit from the shift of procedures and diagnostic testing in hospitals to alternate sites, particularly physician offices and home care providers. Furthermore, as the cosmetic surgery and elective procedure markets continue to grow, physicians are increasingly performing more of these procedures in their offices. Currently, the estimated growth rate for the future of the physician and elder care markets is approximately 4.0% and 1.5%, respectively. As a result of these market dynamics, the annual expenditures for healthcare services continue to increase in the United States of America. As cited in The Centers for Medicaid and Medicare Services (CMS), Office of the Actuary, National Health Statistics Group 2002 study, Trends and Indicators in the Changing Health Care Marketplace, total national health care spending reached $1.3 trillion in 2000, or 13.2% of the nation’s gross domestic product. Health care spending is projected to reach $2.6 trillion in 2010, or 16.8% of the estimated gross domestic product.

         The healthcare industry is subject to extensive government regulation, licensure, and operating compliance procedures. National healthcare reform has been the subject of a number of legislative initiatives by Congress. Additionally, government and private insurance programs fund the cost of a significant portion of medical care in the United States of America. In recent years, federal and state-imposed limits on reimbursement to hospitals, long-term care facilities, and other healthcare providers have affected spending budgets in certain markets within the medical products industry. The nursing home and home healthcare industry have been impacted by these changes and a general economic downturn over the last few years. However, management believes that the recent changes to Medicare and Medicaid reimbursement rates and the introduction of the Medicare/Medicaid prescription drug program that became effective beginning in the U.S. government fiscal year 2004 will positively impact the financial condition of elder care providers and financial strength of the elder care industry.

SUMMARY OF THE NOTES

        For a more complete description of the terms of the notes, see “Description of Notes” beginning on page 23 of this prospectus. For purposes of the description of notes included in this prospectus, references to “PSSI,” “Company,” “we,” “us” and “our” refer only to PSS World Medical, Inc. and not to its subsidiaries.

Maturity	March 15, 2024, unless earlier redeemed, repurchased or converted.
Ranking	The notes are our senior, unsecured obligations and rank equal in right of payment with all of our other unsecured and unsubordinated indebtedness. At June 30, 2004, our senior secured indebtedness totaled $35.1 million and our senior unsecured indebtedness was $150 million. The notes are not guaranteed by any subsidiaries and, accordingly, the notes are structurally subordinated to the existing and future indebtedness and other liabilities of our subsidiaries. At June 30, 2004, the total liabilities of our subsidiaries (including trade payables and other current and long-term liabilities, but excluding intercompany indebtedness) was approximately $49.2 million.

Interest	2.25% per year on the principal amount, payable semiannually in arrears on March 15 and September 15 of each year, beginning September 15, 2004. We will also pay contingent interest on the notes as described below.

Contingent Interest	We will make additional payments of interest, referred to in this prospectus as "contingent interest," for any six-month interest period from March 15 to September 14 or from September 15 to March 14, beginning with the six-month interest period commencing on March 15, 2009, if the average trading price of the notes for the applicable five trading day reference period equals or exceeds 120% of the principal amount of the notes. We will pay contingent interest on the interest payment date immediately following the applicable six-month interest period. The amount of contingent interest payable per note in respect of any six-month interest period will be equal to 0.25% of the average trading price of a note for the applicable five trading day reference period. The five trading day reference period means the five trading days ending on the second trading day immediately preceding the beginning of the relevant six-month interest period. See "Description of Notes--Contingent Interest."

Conversion Rights	You may surrender your notes for conversion into our common stock initially at a conversion rate (subject to adjustment in certain events) of 58.4949 shares of our common stock per note (which is equivalent to an initial conversion price of approximately $17.10 per share) under any of the following circumstances:

  prior to March 15, 2019, on any business day during a calendar quarter (and only during that calendar quarter), if the closing sale price of our common stock for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the previous calendar quarter is greater than 120% of the applicable conversion price;
  at any time after March 15, 2019, if the closing sale price of our common stock on any trading day after March 15, 2019, is greater than 120% of the then applicable conversion price;
  during the five consecutive business day period following any five consecutive trading day period in which the trading price for a note for each day of that trading period was less than 98% of the closing sale price of our common stock on such corresponding trading day multiplied by the applicable conversion rate, provided that if the price of our common stock issuable upon conversion is between 100% and 120% of the applicable conversion price, then holders will be entitled to receive upon conversion only the value of the principal amount of the notes converted plus accrued and unpaid interest, including contingent interest, if any;
  if we call your notes for redemption, provided that if we elect to redeem less than all the notes, only those notes called for redemption may be converted;

  upon the occurrence of specified corporate transactions described under "Description of Notes--Conversion Rights"; or
  during any period in which our long-term issuer rating assigned by Moody's Investor Services ("Moody's") is at or below Caa1 or our corporate credit rating assigned by Standard & Poor's Ratings Services, a division of McGraw Hill Companies, Inc. and its successors ("S&P"), is at or below B-, or if we are no longer rated by at least one of S&P or Moody's.

Upon conversion, we will have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of common stock, at our option, in an amount per note equal to the applicable conversion rate multiplied by the applicable stock price, which is the average of the closing sale prices of our common stock for the five consecutive trading days beginning on the third trading day following the conversion date. We are adopting a stated policy that we will settle in cash the principal amount of any notes that are converted. At any time prior to maturity, we may at our option elect, by notice to the trustee and the holders of the notes, that upon conversion of the notes at any time following the date of such notice, we shall be required to deliver cash in an amount at least equal to the principal amount of the notes converted. If we make this election, we will also be required to deliver cash only in connection with any principal value conversion pursuant to the trading price condition.

Exchange in Lieu of Conversion	Upon submission of your notes for conversion, the conversion agent may direct you to surrender your notes to a financial institution designated by us for exchange in lieu of conversion. In order to accept any notes surrendered for conversion, the designated institution must agree to deliver, in exchange for your notes, the full number of shares of our common stock into which your notes are convertible (plus cash for any fractional shares), or cash or a combination of cash and shares of our common stock in lieu thereof.

Redemption of Notes at Our Option	On or after March 15, 2009, we may redeem for cash all or a portion of the notes at any time, upon not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued but unpaid interest, contingent interest and liquidated damages, if any, to, but not including, the redemption date. See "Description of Notes--Redemption Rights."

Purchase of Notes at Your Option	You have the right to require us to repurchase in cash all or any portion of your notes on March 15, 2009, 2014 and 2019, each of which we refer to as a "repurchase date." In each case, the repurchase price payable will be equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, contingent interest and liquidated damages, if any, to, but not including, the repurchase date.

Fundamental Change	If we undergo a fundamental change (as defined under "Descriptionof Notes--Fundamental Change"), holders will have the right, at their option, to require us to purchase for cash all or any portionof their notes. The cash price we are required to pay is equal to 100% of the principal amount of the notes to be repurchased plusaccrued and unpaid interest, contingent interest and liquidated damages, if any, to, but not including, the fundamental change repurchase date. See "Description of Notes--Fundamental Change."

Exchange in Lieu of Repurchase	If you require us to repurchase notes held by you, we may direct you to first offer the notes to a financial institution designated by us for exchange in lieu of repurchase. In order to accept any notes surrendered for repurchase, the designated institution must agree to deliver, in exchange for your notes, the repurchase price for such notes you would otherwise receive upon repurchase by us.

Events of Default	If there is an event of default with respect to the notes, an amount equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, contingent interest and liquidated damages, if any, may be declared immediately due and payable. These amounts automatically become due and payable in some circumstances. The following are events of default with respect to the notes:

  default for 30 days in payment of any interest, contingent interest or liquidated damages due and payable on the notes;
  default in payment of principal of the notes at maturity, upon redemption or repurchase or following a fundamental change, when the same becomes due and payable;
  default by us or any of our significant subsidiaries (as defined herein) in the payment of principal, interest or premium when due under any other instruments of indebtedness having an aggregate outstanding principal amount of $10.0 million (or its equivalent in any other currency or currencies) or more, and such default continues in effect for more than 30 days after the expiration of any grace period or extension of time for payment applicable thereto;
  default in our obligations to satisfy our conversion obligation upon exercise of a holder's conversion right, unless such default is cured within five days after written notice of default is given to us by the trustee or the holder of such note;
  default in our obligations to give notice of the right to require us to repurchase notes following the occurrence of a fundamental change within the time required to give such notice; and
  default by us or any of our significant subsidiaries under any instrument or instruments evidencing indebtedness (other than the notes) having an aggregate outstanding principal amount of $10.0 million (or its equivalent in any other currency or currencies) or more that has caused the acceleration of its stated maturity unless such acceleration has been rescinded or annulled within 30 days after written notice of such acceleration has been received by us or such subsidiary.

Use of Proceeds	We will not receive any proceeds from the sale by any selling securityholders of the notes or the shares of common stock issuable upon conversion of the notes.
Book Entry Form	The notes are in book-entry form and are represented by permanent global certificates deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company, commonly known as DTC, in New York, New York. Beneficial interests in any of the notes are shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated notes, except in limited circumstances. See "Book-Entry System."

Trading	The notes are not and will not be listed on any securities exchange or included in any automated quotation system. The notes issued in the private placement are eligible for trading in The PORTAL Market of the National Association of Securities Dealers, Inc. The notes sold using this prospectus, however, will no longer be eligible for trading in The PORTAL Market. We do not intend to list the notes on any other national securities exchange or automated quotation system. No assurance can be given as to the liquidity of or trading market for the notes. Our common stock is quoted on The Nasdaq National Market under the symbol "PSSI."

U.S. Federal Income Tax Considerations	Pursuant to the indenture, the notes will be treated as indebtedness for U.S. federal income tax purposes that is subject to the special regulations governing contingent payment debt instruments (which we refer to as the "Contingent Debt Regulations"). Under the Contingent Debt Regulations, you will be required to include amounts in income in advance of cash received in respect of notes held by you and to accrue interest on a constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a noncontingent, nonconvertible, fixed rate borrowing. We have determined this rate to be 7.75%, compounded semiannually. It is likely that you will recognize taxable income in each year under the Contingent Debt Regulations significantly in excess of cash received while the notes are outstanding. In addition, you will recognize ordinary interest income upon a sale, exchange, conversion, redemption or gain, the amount realized by you will include the amount of cash and the fair market value of shares of our common stock received. To understand how this may affect you, you should seek advice from your own tax advisor prior to purchasing these notes. Please read "Material U.S. Federal Income Tax Consideration" in this prospectus.

RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones related to our business, the notes or shares of our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially and adversely affect our business operations, results of operations, financial condition or prospects.

Risk Factors Related to the Notes

An active trading market for the notes may not develop.

        There has been no trading market for the notes prior to this offering. The notes issued in the private placement are eligible for trading in the PORTAL Market of the National Association of Securities Dealers, Inc. The notes sold using this prospectus, however, will no longer be eligible for trading in the PORTAL Market. We cannot assure you that an active trading market for the notes will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their notes or the price at which holders of the notes will be able to sell their notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, the market for similar securities, the price of our common stock, our performance and other factors.

We expect that the trading value of the notes will be significantly affected by the price of our common stock, which may be volatile.

        Our common stock has experienced significant price and volume fluctuations. The market price of the notes is expected to be significantly affected by the market price of our common stock as well as the general level of interest rates and our credit quality. This may result in a significantly greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities we issue. For a discussion of the factors that may result in volatility in the market price of our common stock, see “Risk Factors Related to Our Business.”

        It is impossible to predict whether the price of our common stock or interest rates will rise or fall. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, financial, regulatory and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, could affect the price of our common stock.

        The price of our common stock also could be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage activity that we expect to develop involving our common stock as a result of the issuance of the notes. The hedging or arbitrage could, in turn, affect the trading prices of the notes.

The conversion rate of the notes may not be adjusted for all dilutive events.

        The conversion rate of the notes is subject to adjustment for certain events, including but not limited to the issuance of stock dividends on our common stock, the issuance of rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, certain cash dividends and certain issuer tender or exchange offers as described under “Description of Notes—Conversion Rights—Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as a third-party tender or exchange offer or an issuance of common stock for cash, that may adversely affect the trading price of the notes or the common stock. There can be no assurance that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

The notes do not restrict our ability to incur additional debt or to take other actions that could negatively impact holders of the notes.

        We are not restricted under the terms of the indenture and the notes from incurring additional indebtedness or securing indebtedness other than the notes. In addition, the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt, secure existing or future debt and take a number of other actions that are not limited by the terms of the indenture and the notes could have the effect of diminishing our ability to make payments on the notes when due. In addition, we are not restricted from repurchasing indebtedness or common stock by the terms of the indenture and the notes. If the Initial Purchasers exercise their option to purchase additional notes, or if we issue other debt securities in the future, our debt service obligations will increase.

The conditional conversion features of the notes could result in your receiving less than the value of the common stock into which a note would otherwise be convertible.

        The notes are convertible into common stock only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes and you may not be able to receive the value of the common stock into which the notes would otherwise be convertible.

Conversion of the notes will dilute the ownership interest of existing shareholders, including holders who had previously converted their notes.

        The conversion of some or all of the notes will dilute the ownership interests of existing shareholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

        If you hold the notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you upon conversion of your notes. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring shareholder approval and the record date for determining shareholders of record entitled to vote on the amendment occurs prior to your conversion of notes, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock or other classes of capital stock.

We may issue additional shares of common stock and thereby materially and adversely affect the price of our common stock.

        We are not restricted from issuing additional common stock during the life of the notes and have no obligation to consider your interests for any reason. If we issue additional shares of common stock, it may materially and adversely affect the price of our common stock and, in turn, the price of the notes.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

        Our Amended and Restated Articles of Incorporation authorize us to issue, without the approval of our stockholders, one or more series of preferred stock having such preferences, powers and relative, participating, optional and other rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more series of preferred stock could adversely impact the voting power or value of our common stock which the notes are convertible into thereby adversely affecting the value of the notes. For example, we might afford holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock which the notes are convertible into, thereby adversely affecting the value of the notes.

We may not have the funds necessary to purchase the notes at the option of the holders or upon a fundamental change.

        On March 15, 2009, 2014 and 2019, and upon the occurrence of fundamental changes as described herein, you may require us to repurchase your notes. In addition, the occurrence of an event similar to a fundamental change could trigger an event of default under our other indebtedness. In particular, our revolving credit agreement provides for the acceleration of all indebtedness thereunder upon a “change of control” as defined therein, which is different from the definition of fundamental change in the indenture relating to the notes. As a result, the lenders under the revolving credit agreement may have the ability to require us to repay their loans before the holders of the notes offered hereby would have similar repurchase rights. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all of the notes that might be delivered by holders of notes seeking to exercise their repurchase rights upon the occurrence of any fundamental change.

You should consider the United States federal income tax considerations relating to owning the notes.

        We and each holder will agree in the indenture to treat the notes as indebtedness for U.S. federal income tax purposes that is subject to the special regulations governing contingent payment debt instruments (which we refer to as the “Contingent Debt Regulations”). Under the Contingent Debt Regulations, you will be required to include amounts in income in advance of cash received in respect of notes held by you and to accrue interest on a constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a noncontingent, nonconvertible, fixed rate borrowing. We have determined this rate to be 7.75%, compounded semiannually. It is likely that you will recognize taxable income in each year under the Contingent Debt Regulations significantly in excess of cash received while the notes are outstanding. In addition, you will recognize ordinary interest income upon a sale, exchange, conversion, redemption or repurchase of the notes at a gain. In computing such gain, the amount realized by you will include, in the case of a conversion, the amount of cash and the fair market value of shares of our common stock received. To understand how this may affect you, you should seek advice from your own tax advisor prior to purchasing these notes. Please read “Material U.S. Federal Income Tax Considerations” in this prospectus.

        You may in certain situations be deemed to have received a distribution subject to U.S. federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. For non-U.S. holders (as defined) this deemed distribution may be subject to U.S. federal withholding requirements. See “Material U.S. Federal Income Tax Considerations.”

The notes are effectively subordinated to existing and future indebtedness and other liabilities of our subsidiaries.

        Although we conduct most of our operations through PSS World Medical, Inc., we derive certain of our revenues from, and hold some of our assets through, our subsidiaries, in particular Gulf South Medical Supply, Inc. For the nine months ended December 31, 2003, we derived 34.7% of our revenues from Gulf South Medical Supply, Inc. As a result, we may rely in part upon distributions and advances from our subsidiaries in order to assist us in meeting our payment obligations under the notes and our other obligations. In general, these subsidiaries are separate and distinct legal entities and will have no obligation to pay any amounts due on our debt securities, including the notes, or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or otherwise. Our right to receive any assets of any subsidiary in the event of a bankruptcy or liquidation of the subsidiary, and therefore the right of our creditors to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any subsidiary, our rights as a creditor would be subordinated to any indebtedness of that subsidiary senior to that held by us, including secured indebtedness to the extent of the assets securing such indebtedness. At June 30, 2004, our subsidiaries had approximately $49.2 million of indebtedness and other liabilities outstanding (including trade payables and other current and long-term liabilities, but excluding intercompany liabilities) to which the notes would have been structurally subordinated.

The notes effectively rank junior to any of our secured indebtedness.

        The notes are our general unsecured obligations. The notes effectively rank junior to any of our secured indebtedness, including borrowings under our revolving credit agreement. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure debt will be available to pay obligations on the notes only after all debt under such secured debt has been repaid in full from such assets. As a result, we may not have sufficient assets remaining to pay amounts due on any or all the notes then outstanding.

A downgrade, suspension or withdrawal of the rating assigned to us by a rating agency could cause the liquidity or market value of the notes to decline significantly.

        The notes are not rated. Our long-term issuer rating assigned by Moody’s is B1 and our corporate credit rating assigned by S&P is BB-. We cannot assure you that our current ratings will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if in that rating agency’s judgment future circumstances relating to the basis of the rating, such as adverse changes in our business, warrant. An adverse change in any current or future rating could cause the liquidity or market value of the notes to decline significantly.

Risk Factors Related to Our Business

Our net sales and operating results may fluctuate quarterly as a result of many factors, including:

  fluctuating demand for our products and services;

  the introduction of new products and services by us and competitors;

  seasonal vaccine sales;

  acquisitions, dispositions or investments;

  changes in manufacturers' pricing policies and/or terms;

  changes in manufacturers' strategy to utilize distribution;

  changes in the level of operating expenses;

  changes in estimates used by management;

  product supply shortages;

  product recalls by manufacturers;

  inventory valuation adjustments;

  changes in product mix;

  general competitive and economic conditions;

  inclement weather;

  changes in accounting principles;

  disruptions resulting from the implementation of the strategic business plan;

  disruptions resulting from the implementation of the Enterprise Resource Planning systems; and

  changes by the government in reimbursement rates.

        Accordingly, management believes that period-to-period comparisons of the results of operations should not be relied upon as an indication of future performance. It is possible that in certain future periods the results of operations may be below analysts’ and investors’ expectations. This could materially and adversely affect the trading price of our common stock.

Pricing and customer credit quality pressures due to reduced spending budgets by healthcare providers may affect net sales, the collectability of accounts receivable, and earnings.

        A significant portion of medical care costs in the United States of America are funded by government and private insurance programs, such as Medicare, Medicaid, and corporate health insurance plans. In recent years, government-imposed limits on reimbursement of hospitals, physicians, and other healthcare providers have significantly impacted spending budgets in certain markets within the medical-products industry. In particular, changes in the Medicare program have limited payments to providers in the long-term care industry, the principal customers of the Elder Care Business. Beginning July 1, 1998, Medicare’s Prospective

Pay System (“PPS”) was applied to the long-term care industry, which limited government payments to long-term care providers to federally established cost levels. Under PPS, the customers of the Elder Care Business received reimbursements that were substantially less than they received under the previous cost-based reimbursement system. As a result of reimbursement cuts and adjustments, a substantial portion of the national as well as the regional and independent nursing home facilities entered into bankruptcy.

The United States federal government recently enacted changes to PPS that became effective October 1, 2003. The recent changes to Medicare resulted in an approximate $850 million addition to reimbursement funding for providers of elder care services that are part of the federal Medicare annual budget. In addition, the United States federal government also increased state Medicaid funding by $10 billion for providers of elder care services. As a result of the recent Medicare and Medicaid changes, providers of elder care services and the elder care industry are anticipated to receive increased reimbursement from these sources.

Future changes in government reimbursement rates, rules of the PPS, and other regulatory changes may negatively impact the Elder Care Business’ operations. Additionally, any reduction in the reimbursements available to physicians under Medicare and Medicaid may lead to a corresponding reduction in the spending budgets of physicians, the principal customers of the Physician Business.

Our business is dependent on sophisticated data processing systems that may impair business operations if they fail to operate properly or not as anticipated.

        The success of our business relies on our ability to obtain, process, analyze, maintain, and manage data. In addition, data processing capabilities must be continually maintained and upgraded. The Company has recently become more reliant on its information systems due to its consolidation and centralization of certain administrative functions.

        Management relies on this capability because:

  rebates are received from manufacturers when certain products are sold and sophisticated systems to track, apply, and collect such rebates are needed;

  product cost information, net of rebates, is needed by the sales force in a timely manner to conduct business;

  customer orders must be received and shipped on a timely basis;

  billings and collections for all customers must be managed efficiently;

  the purchasing and distribution of over 91,000 inventory items from 43 full-service distribution centers must be managed;

  data and information systems must be converted after acquisitions and during operating system conversions;

  product reporting and tracking for vendors and vendor incentives is a requirement;

  sales representative compensation is based on gross margin by product and by customer;

  regulatory compliance on certain products requires proper tracking and reporting; and

  GPO's and customers require sophisticated reporting.

        Our business, financial condition, and results of operations may be materially adversely affected if, among other things:

  data processing capabilities are interrupted or fail for any extended length of time;

  data services are not kept current;

  the data processing system becomes unable to support expanded business; or

  data is lost or unable to be stored or processed.

The Elder Care Business’ implementation of the JD Edwards distribution module may temporarily disrupt its operations.

        The Elder Care Business currently operates the ProLogic enterprise resource planning system at 11 of the 12 distribution centers and the JDE general ledger, accounts receivable, and accounts payable modules for its centralized functions. Currently, the Elder Care Business is in the process of converting its distribution centers from ProLogic to the JDE platform. There can be no assurance that the implementation of the JDE distribution modules at the remaining Elder Care Business distribution centers will be successfully completed without disrupting the operations of the business. There also can be no assurance that the implementation will be completed within the time frame projected by management.

Our strategy for growth may not result in additional revenue or operating income and may have an adverse effect on working capital, operating cash flow, and earnings.

        A key component of our business strategy is to increase sales to both existing and new customers, including large chains, independent operators, and provider groups. We intend to accomplish this by:

  expanding its product offerings;

  developing innovative marketing and distribution programs;

  hiring additional direct sales or other personnel;

  increasing the national sales efforts;

  expanding e-commerce initiatives and development;

  improving distribution capability and efficiency through systems development and implementation;

  finalizing the rationalization of the distribution network; and

  improving supply chain efficiency through centralization and systems implementation.

        We cannot assure you that we will be successful in these efforts or that these efforts will result in additional revenues or operating income.

The operating costs of the Company’s delivery fleet could increase due to commodity price fluctuations.

        The Physician and Elder Care Businesses currently operate a delivery fleet of over 500 vehicles. Management considers the deployment of this fleet to be one of the Company’s competitive advantages. Approximately 70% of consolidated shipments are delivered via the fleet. There can be no assurance that the Company would be able to pass along any unanticipated increases in fuel costs to its customers due to Medicare reimbursement pressures.

We may face competitive pricing pressures as we focus on increasing sales to large chains and consolidating provider groups.

        We are expanding our business with large chains and consolidating provider groups, especially in the long-term care market. We may face competitive pricing pressures due to:

  additional negotiating leverage of large, regional, and national chains;

  vendor agreements containing volume discounts;

  customer volume specifications;

  service specifications;

  negotiating favorable customer contracts;

  maintaining existing customer contracts; and

  predicting activity of competitors.

We depend heavily on superior and unique distributorship agreements and the termination of any agreements could reduce revenues and earnings.

        We distribute over 91,000 medical products manufactured by approximately 2,100 vendors. We rely on these vendors to manufacture and supply these products. During the fiscal year ended April 2, 2004 and the three months ended June 30, 2004, no vendors accounted for more than 10% of our consolidated inventory purchases.

Our ability to maintain good relations with vendors affects our profitability.

        Currently, we rely on vendors to provide:

  field sales representatives' technical and selling support;

  agreeable purchasing and delivery terms;

  sales performance incentives;

  financial support of sales and marketing programs;

  promotional materials;

  acceptable pricing and terms; and

  product availibility.

        We cannot assure you that we will maintain good relations with our vendors.

The Elder Care Business depends on a limited number of large customers.

        The Elder Care Business depends on a limited number of large customers for a significant portion of its net sales. The Elder Care Business has long-term contracts with each of its largest customers. The consolidation or divestiture of a large nursing home facility, whereby the Elder Care Business were to lose a significant, large customer or portion thereof, could have a material adverse effect on our business and results of operations. In prior years, the Elder Care Business experienced failure to collect accounts receivable from some of its largest customers and an adverse change in the financial condition of its customers could have a material adverse effect on our results of operations or financial condition.

Acquisitions may decrease existing shareholders' percentage ownership in us and require us to incur additional debt.

        Future acquisitions or investments may be financed by the issuance of equity securities that could be dilutive to shareholders. Additionally, we may incur additional debt and amortization expense related to identifiable intangible assets. This additional debt and amortization expense may significantly reduce profitability and adversely affect our business, financial condition, and results of operations. Any goodwill recorded in connection with future or existing acquisitions will require an annual impairment test which compares the carrying amount to the fair value of the reporting unit under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

If we cannot integrate acquired companies within the business, profitability may be adversely affected.

        Although we may acquire additional companies in the future, we may be unable to successfully integrate the acquired businesses and realize anticipated economic, operational, and other benefits in a timely manner. Integration of an acquired business is especially difficult when the acquired business is in a market in which we have limited or no expertise, or with a different corporate culture. If we are unable to successfully integrate acquired businesses:

  substantial costs and delays may be incurred;

  operational, technical or financial problems may be experienced;

  management's attention and other resources may be diverted; and

  relationships with key clients and employees may be damaged.

Our indebtedness may limit our ability to obtain additional financing in the future and may limit our flexibility to react to industry or economic conditions.

        At June 30, 2004, we had a revolving line of credit with maximum availability of borrowings of $200 million. Availability of borrowings under the revolving line of credit depends upon the amount of a borrowing base consisting of accounts receivable and, upon satisfaction of certain requirements, inventory. Any deterioration in the realizablility of these assets could reduce the amount available under the revolving line of credit. At June 30, 2004, we had sufficient assets based on accounts receivables and inventories to borrow up to $159.5 million under the $200 million revolving line of credit, of which and we had $35.1 million outstanding.

        The level of our indebtedness could:

  limit our ability to obtain additional financing in the future for working capital;

  limit our ability to make capital expenditures;

  limit our acquisition activity;

  limit our flexibility in reacting to changes in the industry and economic conditions in general; and

  adversely affect our liquidity because a substantial portion of cash flow must be dedicated to debt service and will not be available for other purposes.

        Management believes that cash flow fom operations, together with available borrowings, is sufficient to meet operating expenses and service debt requirements in the future. This belief assumes, among other things, that the business strategy will be successfully implemented and that there will be no material adverse developments in the business, liquidity, or capital requirements. However, if we are unable to generate sufficient cash flow from operations to service the indebtedness, we will be forced to adopt an alternative strategy that may include the following options:

  reducing or delaying acquisitions and capital expenditures;

  selling assets;

  restructuring or refinancing the indebtedness; and

  seeking additional equity capital.

We face litigation and liability exposure for existing and potential claims.

        We are subject to various legal and administrative proceedings and claims arising in the normal course of business which are described below and in the documents that we incorporate by reference. The outcomes of such proceedings or claims that are unasserted, pending or known to be threatened could have a material adverse effect on our consolidated financial position, liquidity or results of operations.

        We and certain of our current and former officers and directors are named as defendants in a purported securities class action lawsuit entitled Jack Hirsch v. PSS World Medical, Inc. The plaintiff seeks indeterminate damages, including costs and expenses. The plaintiff initially alleged that the defendants engaged in violations of certain provisions of the securities laws. The allegations were based upon a decline in our stock price following an announcement by us in May 1998 regarding the Gulf South Medical Supply, Inc. merger, which resulted in earnings below analysts’ expectations. Court ordered mediation occurred on June 10, 2004 during which the parties were not able to resolve their dispute. The case is set for trial in October 2005. We intend to vigorously defend the proceedings; however, we cannot assure you that this litigation will be ultimately resolved on terms that are favorable to us.

        On March 14, 2003, we received a letter from Platinum Equity, LLC, the buyer of our Imaging Business, claiming a purchase price adjustment of approximately $32 million. The claimed purchase price adjustment is based on an accounting of the net asset statement as of the closing date, which was delivered to the purchaser in January 2003. Pursuant to the terms of the Stock Purchase Agreement, the matter was referred to an independent accounting firm of national reputation for arbitration. Subsequent to March 14, 2003, the buyer provided an adjusted claim to the arbitrator claiming a purchase price adjustment of approximately $28.2 million. Of this amount, the arbitrator ruled in favor of the Buyer for a purchase price adjustment of $1.8 million. During the settlement process, management estimated the net asset adjustment based on available information and revised its estimate on a quarterly basis, if needed. Management’s estimated net asset adjustment of approximately $2.0 million was recorded in prior periods. The pretax loss on disposal of discontinued operations recorded during the three months ended June 30, 2004 represented (i) a true-up of management’s estimated net asset adjustment to the actual net asset adjustment as indicated in the arbitrator’s final ruling of $1.8 million, (ii) interest of $0.4 million, and (iii) legal and professional fees of $0.5 million. Accordingly, a cash payment of approximately $4.3 million was made to the buyer during the second quarter of fiscal year 2005.

        We have been named as a defendant in a suit brought by three former and present employees of ours who allege that we wrongfully classified our purchasers, operations leader trainees, and accounts receivable representatives as exempt from the overtime requirements imposed by the Fair Labor Standards Act and the California Wage Orders, and they seek to recover back pay, interest, costs of suit, declaratory and injunctive relief, and applicable statutory penalties. The parties have engaged in extensive discovery on these claims. As a result of mediation in March 2004, the parties agreed on a framework for mediation or arbitration in October 2004 on the issue of the plaintiffs’ attorney’s fees. If the attorney’s fee issue is resolved, the parties have established a framework to discuss resolution of the overtime compensation claimed by the plaintiffs. A status hearing is set before the court on November 5, 2004. No definitive settlement has been reached as of June 30, 2004.

We must retain the services of senior management.

        Our success depends largely on the efforts and abilities of our senior management, particularly the President and Chief Executive Officer. The loss of the services of one or more of such individuals may adversely affect our business. Because of the decentralized operating infrastructure, we are also dependent upon the operations and sales managers at each distribution center, and other key corporate officers.

We must hire and retain qualified sales representatives to continue our sales growth.

        Our ability to retain existing customers and attract new customers is dependent upon:

  hiring and developing new sales representatives;

  adding experienced sales representatives; and
   retaining those sales representatives.

        An inability to adequately hire or retain sales representatives could limit our ability to expand our business and grow sales.

        If a sales representative ceases employment, we face the risk of losing the sales representative’s customers due to the relationships developed between our representatives and their customers. This is particularly a risk where the representative goes to work as a representative for a competitor. We generally require our sales representatives to execute a noncompetition agreement as a condition of employment. However, these agreements have not been obtained from all of these employees. In addition, certain courts do not enforce the terms of noncompetition agreements; therefore, we may not be able to enforce a noncompetition agreement if an employee were to accept employment with a competitor of ours. To mitigate this risk, we regularly update our noncompetition agreements in an effort to enhance the likelihood of enforcement.

We may not be able to continue to compete successfully with other medical supply companies and direct manufacturers.

        The medical supply distribution market is very competitive. Our operating results could be materially adversely affected if our competitors lower prices of products similar to those distributed by us, which would require us to match competitive pricing. Our principal competitors include full-line and full- service multimarket medical distributors and direct manufacturers, many of which have a national presence. Many of these competitors:

  have sales representatives competing directly with us;

  are substantially larger in size;
  have substantially greater financial resources than we do;

  have lower product costs; and
  have lower operating costs.

        We also face significant competition from regional and local dealers and mail order firms. Several of our mail order competitors distribute medical supplies on a national, regional or local basis and have less operating costs including less or no sales tax charges to customers.

Continued consolidation within the healthcare industry may lead to increased competition.

        Consolidation within the healthcare industry has resulted in increased competition by direct manufacturers, large national distributors, and drug wholesalers. In response to competitive pressures, we have lowered and may continue to lower selling prices in order to maintain or increase its market share. These lower selling prices have resulted, and may continue to result, in lower gross margins.

        We could face additional competition because:

  many manufacturers are capable of directly marketing to our customers;

  many products can be readily obtained by competitors from various suppliers;

  competitors could obtain exclusive rights to market a product;

  national hospital distributors, drug wholesale distributors, and healthcare manufacturers could begin focusing their efforts more directly on our markets;

  hospitals that form alliances with long-term care facilities to create integrated healthcare networks may look to hospital distributors and manufacturers to supply their long-term care affiliates; and

  provider networks created through consolidation among physician provider groups, long-term care facilities and other alternate site providers, may shift purchasing decisions to people with whom we have no selling relationship.

        Therefore, management cannot assure that we will be able to maintain customer relationships in such circumstances, increase operating margins if provider consolidations occur, and avoid increased competition and significant pricing pressure in the future.

The significant investment in inventory may be exposed to risk of product obsolescence or market valuation.

        In order to provide prompt and complete service to customers, we maintain a significant investment in inventory at the full-service and strategic distribution centers. Although we maintain inventory control procedures and policies that monitor the risk of product obsolescence or declining market prices, management cannot assure you that:

  such procedures and policies will continue to be effective;

  the demand for certain product lines will continue;

  unforeseen product development or price changes will not occur; or

  the write-off of any unsold inventory in the future will not be significant.

        In addition, acquired inventory may include different product lines that are not normally distributed by us. These product lines may be difficult to sell and, therefore, result in a write-off if such inventory is not saleable in the future. Any inventory write-offs could have a material adverse effect on the business, financial condition, and results of operations.

Our business, marketing activities, and pricing are subject to review by federal or state agencies.

        Because government health care programs, including Medicare and Medicaid, often reimburse the cost of our products, our business, marketing activities, and pricing are subject to review by federal or state agencies, including the United States Department of Health and Human Services, the Department of Justice, and the Food and Drug Administration. Although we attempt to comply with laws and regulations applicable to the marketing and sale of medical products and supplies, such standards are rapidly developing and often subject to multiple interpretations. Failure to comply with such laws and regulations could have a material adverse affect on our business.

        During fiscal year 2004, we acquired two companies that provide billing services to the long-term care industry. As a result, we are directly subject to Medicare laws and regulations regarding billing, coding, claim submission, and coverage. Failure to comply with the regulations governing Medicare reimbursement or financial reporting, or otherwise committing healthcare fraud, could subject us to delays or loss of reimbursement, recoupment of amounts previously paid, substantial fines or penalties, and other sanctions, including exclusion from participation in any federal health care program. The government is actively involved in enforcement of allegations of health care fraud. In addition, the federal False Claims Act creates a financial incentive for private individuals, called whistleblowers, to bring suit on behalf of the government to recover funds paid pursuant to a false claim, which may include failure to comply with technical requirements for claim submission, coding, and billing. An adverse determination regarding our compliance with Medicare’s billing, coding, claim submission, and coverage requirements, brought by either the government or a private individual, could have a material effect on our financial position and results of operations.

The expansion of the two-tiered pricing structure may place us at a competitive disadvantage.

        The medical-products industry is subject to a two-tier pricing structure. Under this structure, certain institutions, originally limited to nonprofit hospitals, can obtain more favorable prices for medical products than us. The two-tiered pricing structure continues to expand as many large integrated healthcare providers and others with significant purchasing power demand more favorable pricing terms. Although we are seeking to obtain similar terms from manufacturers, management cannot assure that such terms will be obtained. If such pricing structure persists, we may be at a competitive disadvantage.

The Articles of Incorporation, Bylaws, Rights Agreement, and Florida law may inhibit a takeover of the Company.

        Our Amended and Restated Articles of Incorporation, our Amended and Restated Bylaws and Florida law contain provisions that may delay, deter, or inhibit a future acquisition. This could occur even if our shareholders are offered an attractive value for their shares of common stock or if a substantial number or even a majority of our shareholders believe the takeover is in their best interest. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of the Board of Directors in connection with any transaction. A staggered Board of Directors, the State of Florida’s affiliated transaction statute, or the State of Florida’s control-share acquisition statute could delay, deter, or inhibit potential offers to acquire us.

        In addition, the rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of preferred stock that may be issued in the future and that may be senior to the rights of holders of common stock. On April 20, 1998, the Board of Directors approved a Shareholder Protection Rights Agreement that provides for one preferred stock purchase right in respect of each share of common stock. These rights become exercisable upon a person or group of affiliated persons acquiring 15% or more of our then-outstanding common stock by all persons other than an existing 15% shareholder. This rights agreement also could discourage bids for shares of common stock at a premium and could have a material adverse effect on the market price of the common stock.

If we become involved in environmental claims, we could incur substantial liabilities and costs.

        Our operations and properties are subject to various federal, state and local laws and regulations relating to environmental matters. As such, we may be responsible for the investigation and remediation of property contaminated by hazardous, toxic, or other chemical substances, regardless of whether we are responsible for such contamination. The costs of such investigation and remediation requirements may be substantial. In addition, we could be held liable to governmental entities or third parties for any property damage, personal injury, and investigation and cleanup costs incurred by such parties in connection with the contamination. These costs and liabilities could have a material adverse effect on our business, financial condition, and results of operations.

        Management believes that our exposure to environmental liabilities under current applicable laws is not material. However, environmental laws and regulations can change rapidly, which could subject us to more stringent environmental laws and regulations in the future. The costs of complying with more stringent standards, as well as any liabilities associated with noncompliance with such standards imposed on us, may result in a material adverse effect on our business, financial condition, and results of operations.

Our customer viability may be threatened by increasing costs of malpractice claims and liability insurance.

        Insurance rates for the customers of the Elder Care Business have increased as high as 100% while many physicians in the Physician Business are experiencing 20-30% increases. If reform legislation is not adopted or any adopted legislation is not effective in reducing these rates, many of our customers may be adversely affected which could in turn affect their financial viability.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

        We and our representatives may from time to time make written or oral forward-looking statements with respect to our annual or long-term goals, including statements contained in this prospectus, the documents incorporated by reference in this prospectus, our filings with the SEC and our reports to shareholders. These statements are subject to risks and uncertainties that could cause actual results to differ materially from historical earnings and those currently anticipated or projected. We caution readers not to place undue reliance on any of our forward-looking statements, which speak only as of the date made.

        Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “intends,” “may,” “could,” and similar expressions identify forward-looking statements. Forward-looking statements contained in this prospectus, the documents incorporated by reference in this prospectus, and our filings with the SEC that involve risks and uncertainties include, without limitation:

  the results of operations for the interim periods covered by our Quarterly Report that is incorporated by reference into this prospectus may not be indicative of operating results for the full fiscal year;

  the Company may selectively make acquisitions to broaden its reach and leverage its infrastructure;

  management’s belief that the recent changes to Medicare and Medicaid reimbursement rates and the introduction of the Medicare/Medicaid prescription drug program that became effective beginning in the U.S. government fiscal year 2004 will positively impact the financial condition of elder care providers and financial strength of the elder care industry;

  management’s expectation that general and administrative expenses will decrease approximately $4.0 million during fiscal year 2005 as a result of Materials Management restructuring contracts and/or redesigning processes;

  management’s expectation that the implementation of the JD Edwards distribution modules at the Elder Care Business distribution centers will be successfully completed without disrupting the operations of the business during the first quarter of fiscal year 2006;

  management’s belief that the ultimate outcome of the various litigation matters described in Item 3, Legal Proceedings, and Note 15, Commitments and Contingencies, included in our Annual Report on Form 10-K forthe fiscal year ended April 2, 2004 and Note 9, Commitments and Contingencies, included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, and various other litigation that have arisen in the normal course of business will not have a material adverse effect on the Company’s business, financial condition or results of operations;

  the Company’s intent to vigorously defend against the claims from the latex glove product liability litigation and the securities class action lawsuits, among others;

  nursing home divestitures within the Elder Care Business may continue to impact fiscal year 2005 as large, national chain customers may continue to divest underperforming facilities and facilities located in states with high malpractice claims, high insurance costs, and litigation exposure;

  management’s expectation that gross profit as a percentage of net sales may decrease in future periods due to an expected increased sales volume of pharmaceutical products and diagnostic equipment in the Physician Business, which generate lower gross profit margins;

  management’s expectation that gross profit as a percent of net sales may increase in future periods as a result of growth in ancillary billing services in the Elder Care Business;

  management’s anticipation that rising fuel costs may negatively impact both the Physician Business’ and the Elder Care Business’ cost to deliver or expected improvements in cost to deliver during fiscal year 2005;

  management’s expectation that the overall growth in the business will be funded through a combination of cash flows from operating activities, borrowings under the revolving line of credit, capital markets, and/or other financing arrangements;

  management’s belief that we may, from time-to-time, seek to retire our outstanding debt or equity through cash purchases and/or reduce its debt, in open-market purchases, privately negotiated transactions or otherwise and such amounts involved may be material;

  the possibility that the Company may seek to issue additional debt or equity to meet its future liquidity requirements;

  management’s expectations that the effect of adopting Financial Accounting Standards Board Interpretation No. 46 R, Consolidation of Variable Interest Entities, Statement of Financial Accounting Standards (“SFAS”) No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, and SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, did not have a material impact on the Company’s financial condition or results of operations;

  management’s belief that the net deferred tax assets at April 2, 2004 are realizable due to the projected future taxable income;

  management’s expectation to fully utilize the federal net operating loss carryforward as well as a portion of the remaining state net operating loss carryforwards totaling approximately $28.3 million during fiscal year 2005;

  management’s expectation that the results of the Internal Revenue Service (“IRS”) audit of the income tax returns for fiscal years 2000, 2001, 2002, and 2003 will not have a material impact on our financial condition or consolidated results of operations;

  the Company expects to issue restricted stock in lieu of stock options, which will result in compensation expense that will be recorded in the consolidated statements of operations over the period the restrictions lapse;

  management’s belief that the elder care market is expected to continue benefiting from the increasing growth rate of the elderly American population;

  management’s belief that the physician market is expected to continue to benefit from the shift of procedures and diagnostic testing in hospitals to alternate sites, particularly physician offices and home care providers; and

  management’s expectation that the Physician Business’ sales mix for the three and six months ended October 1, 2004 compared to the three and six months ended October 3, 2003 may be impacted by accelerating the shipment of influenza vaccine orders to its customers;

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that could affect our financial performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

        Our future results could be adversely affected by a variety of factors, including:

  pricing and customer credit quality pressures due to reduced spending budgets by healthcare providers;

  our dependence on sophisticated data processing systems that may impair business operations if they fail to operate properly or not as anticipated;

  competitive pricing pressures as we focus on increasing sales to large nursing home chains and consolidating provider groups;

  the loss of any of our distributorship agreements, the renegotiation of terms and conditions of existing agreements, and our reliance on our current relationships with our vendors;

  maintaining good relations with our employees including over 800 sales professionals;

  the concentration of revenues among a limited number of customers in the Elder Care Business and the loss of a significant customer;

  our level of indebtedness, which may limit our ability to obtain financing in the future and may limit our flexibility to react to market conditions;

  litigation and liability exposure for existing and potential claims;

  our failure to execute our business plan and strategies for growth; and

  the adoption of new accounting pronouncements or Securities and Exchange Commission rules and regulations, including the proposed Emerging Issues Task Force Issue No. 04-08, Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share.

        In addition, all forward-looking statements are qualified by and should be read in conjunction with the risks described or referred to under the heading “Risk Factors” beginning on page 8 of this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table presents our historical ratios of earnings to fixed charges for the periods indicated.

	Fiscal Year Ended					Three Months Ended
	April 2, 2004	March 28, 2003	March 29, 2002	March 30, 2001	March 31, 2000	June 30, 2004	June 30, 2003
						(unaudited)

Ratio of earnings to
fixed charges(a)	4.2	1.6	1.7	(0.5)	1.7	2.9	3.2

__________________

(a)     For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before provision (benefit) for income taxes, plus fixed charges. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt expenses and that portion of rental expense estimated by management to be attributable to interest.

USE OF PROCEEDS

        We will not receive any proceeds from the sale by any selling securityholder of the notes or the shares of common stock issuable upon conversion of the notes.

DESCRIPTION OF NOTES

        We issued the notes pursuant to an indenture dated as of March 8, 2004 between us and Wachovia Bank, N.A., as trustee.

        The following description is a summary of selected portions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of these notes.

        In this section, references to “PSSI,” “we,” “our” or “us” refer solely to PSS World Medical, Inc. and not to its subsidiaries.

General

        The notes are our senior, unsecured obligations and rank equal in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. At December 31, 2003, our senior secured indebtedness totaled $114.3 million and we had no senior unsecured indebtedness. The indenture pursuant to which the notes were issued does not limit our right to incur additional indebtedness in the future.

        The notes were issued only in registered form without coupons in denominations of $1,000 principal amount and any integral multiple of $1,000 above that amount. The notes will mature on March 15, 2024, unless earlier redeemed by us at our option or repurchased by us at a holder’s option as described herein or converted at a holder’s option into shares of our common stock as described under “—Conversion Rights.”

Interest

        The notes bear interest at a rate of 2.25% per annum from March 8, 2004. We will pay interest semi-annually on March 15 and September 15 of each year beginning September 15, 2004, to the holders of record at the close of business on the preceding March 1 and September 1, respectively.

        There are two exceptions to the preceding sentence:

  In general, we will not pay accrued cash interest or cash contingent interest on any notes that are converted into shares of our common stock. See "--Conversion Procedures."

  We will pay interest to a person other than the holder of record on the record date if we elect to redeem the notes on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued interest on the notes being redeemed to, but not including, the redemption date to the same person to whom we will pay the principal of those notes.

        Except as provided below, we will pay interest on:

  the global note to DTC in immediately available funds; and
  any definitive notes by check mailed to the holders of those notes.

        At maturity, interest on the definitive notes will be payable at the office of the trustee as set forth under "--Trustee."

        Interest generally will be computed on the basis of a 360-day year comprised of twelve 30-day months. If an interest payment date is not a business day at a place of payment, payment shall be made on the next succeeding business day and no interest shall accrue for the intervening period. If the stated maturity date, redemption date or repurchase date of a note would fall on a day that is not a business day, the required payment of interest, if any, and principal will be made on the next succeeding business day and no interest on such payment will accrue for the period from and after the stated maturity date, redemption date or repurchase to such next succeeding business day. The term "business day" means, with respect to any note, any day other than a Saturday, a Sunday or a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to close.

        In addition, we will pay contingent interest on the notes under the circumstances described below under "--Contingent Interest."

Contingent Interest

        We will pay contingent interest to the holders of notes for any six-month interest period from March 15 to September 14 or from September 15 to March 14, beginning with the six-month interest period commencing March 15, 2009, if the average trading price per note for the applicable five trading day reference period equals or exceeds 120% of the principal amount of the notes as of the last day of such five trading day reference period. The "five trading day reference period" means the five trading days ending on the second trading day immediately preceding the beginning of the relevant six-month interest period.

        The amount of contingent interest payable per note in respect of any six-month interest period will be equal to 0.25% of the average trading price per note for the applicable five trading day reference period.

        The record date and payment date for contingent interest, if any, will be the same as the regular record date and payment date for the semi-annual interest payments on the notes.

        The "trading price" is as defined under "Conversion Rights--Conditions to Conversion--Conversion Upon Satisfaction of Trading Price Condition," provided that if at least one required bid for the notes is not obtained by the trustee, or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will equal (a) the then applicable conversion rate of the notes multiplied by (b) the average of the closing sale prices of our common stock for the five trading days ending on the determination date of the trading price.

        The "closing sale price" of our common stock on any date means the closing sale price per share (or, if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in composite transactions by The Nasdaq National Market or, if our common stock is not then quoted on The Nasdaq National Market, as reported by the principal U.S. securities exchange on which our common stock is traded. The closing sale price will be determined without reference to after-hours or extended market trading. If our common stock is not listed for trading on a U.S. national or regional securities exchange and not reported by The Nasdaq National Market on the relevant date, the "closing sale price" will be the last quoted bid for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock is not so quoted, the "closing sale price" will be the average of the midpoint of the last bid and asked prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

        We will notify the holders of the notes upon a determination that they will be entitled to receive contingent interest with respect to a semi-annual interest period. In connection with providing such notice, we will issue a press release containing information regarding the contingent interest determination and publish the information on our web site.

Conversion Rights

        Subject to the conditions described below, you may convert your notes into shares of our common stock initially at a conversion rate of 58.4949 shares of our common stock per $1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately $17.10 per share). The conversion rate in effect at any given time is referred to in this prospectus as the "applicable conversion rate" and will be subject to adjustment as described under "--Anti-dilution Adjustments" below. The "applicable conversion price" at any given time is equal to the principal amount of the notes divided by the applicable conversion rate.

        You may surrender your notes for conversion at the applicable conversion rate prior to the stated maturity of the notes under any of the following circumstances:

  prior to March 15, 2019, on any business day during a calendar quarter (and only during that calendar quarter), if the closing sale price of our common stock for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the previous calendar quarter is greater than 120% of the applicable conversion price;

  at any time after March 15, 2019, if the closing sale price of our common stock on any trading day after March 15, 2019 is greater than 120% of the then applicable conversion price;

  during the five consecutive business day period following any five consecutive trading day period in which the trading price (as defined below) for a note for each day of that trading period was less than 98% of the closing sale price of our common stock on such corresponding trading day multiplied by the applicable conversion rate, provided that if the price of our common stock issuable upon conversion is between 100% and 120% of the applicable conversion price, then holders will be entitled to receive upon conversion only the value of the principal amount of the notes converted plus accrued and unpaid interest, including contingent interest, if any;

  if we have called your notes for redemption, provided that if we elect to redeem less than all of the notes, only those notes called for redemption may be converted;

  during any period in which our long-term issuer rating assigned by Moody's is at or below Caa1 or our corporate credit rating assigned by S&P is at or below B-, or if we are no longer rated by at least one of S&P or Moody's; or

  upon the occurrence of specified corporate transactions discussed below.

        “Trading day” means a day during which trading in securities generally occurs on The Nasdaq National Market or, if our common stock is not then quoted on The Nasdaq National Market, then on another national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on The Nasdaq National Market or a national or regional securities exchange, on the principal other market on which our common stock is then traded or quoted.

Conversion Upon Satisfaction of Sale Price Condition

        Prior to March 15, 2019, you may surrender any of your notes for conversion on any business day during a calendar quarter (and only during that calendar quarter) if the closing sale price of our common stock, for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter, is greater than 120% of the applicable conversion price.

        You may also surrender any of your notes for conversion at any time after March 15, 2019, if the closing sale price of our common stock on any trading day after March 15, 2019 is greater than 120% of the then applicable conversion price.

        The conversion agent, which initially will be Wachovia Bank, N.A., will, on our behalf, determine if the notes are convertible as a result of the sale price of our common stock and notify us and the trustee. Prior to March 15, 2019, the conversion agent will make such determination during the requisite trading period in each calendar quarter. Beginning after March 15, 2019, the conversion agent will make such determination daily.

Conversion Upon Satisfaction of Trading Price Condition

        You may surrender any of your notes for conversion during the five consecutive business day period following any five consecutive trading day period in which the trading price for a note for each day of that trading period was less than 98% of the closing sale price of our common stock on such corresponding trading day multiplied by the applicable conversion rate; provided, however, that if, on the trading day immediately prior to the conversion date, the closing sale price of our common stock is greater than 100% of the applicable conversion price but less than or equal to 120% of the applicable conversion price, then you will receive, in lieu of shares of our common stock based on the applicable conversion rate, cash, shares of our common stock, or a combination of cash and shares of our common stock, at our option, with a value equal to 100% of the principal amount of the notes plus accrued and unpaid interest, including contingent interest, if any, as of the conversion date (a “principal value conversion”). If you surrender your notes for conversion and it is a principal value conversion, we will notify you by the second trading day following the date of conversion whether we will pay you all or a portion of the principal amount plus accrued and unpaid interest, if any, in cash, shares of our common stock or a combination of cash and shares of our common stock, and in what percentage. Any common stock delivered upon a principal value conversion will be valued at 100% of the average of the closing sale prices for the five consecutive trading days commencing on the third trading day following the conversion date. We will pay you cash and deliver shares of our common stock, as applicable, no later than the third business day following the specified five trading day averaging period.

        The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per note obtained by the trustee for $5.0 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from two independent nationally recognized securities dealers we select, which may include the initial purchasers, provided that if at least two such bids cannot reasonably be obtained by the trustee, but one such bid can reasonably be obtained by the trustee, this one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $5.0 million principal amount of the notes from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will equal (1) the applicable conversion rate of the notes multiplied by (2) the closing sale price of our common stock on such determination date.

        The conversion agent will, on our behalf, determine if the notes are convertible as a result of the trading price of the notes and notify us; provided, however, that the conversion agent shall have no obligation to determine the trading price of the notes unless we have requested such determination and we shall have no obligation to make such request unless requested to do so by a holder of the notes. At such time, we shall instruct the conversion agent to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price of the notes is greater than or equal to 98% of the product of the closing sale price of our common stock multiplied by the applicable conversion rate.

Conversion Upon Notice of Redemption

        You may surrender for conversion any note called for redemption at any time prior to the close of business on the business day prior to the redemption date, even if the notes are not otherwise convertible at such time. If you have already delivered a repurchase notice or a fundamental change repurchase notice with respect to a note, however, you may not surrender that note for conversion until you have withdrawn the notice in accordance with the indenture.

Conversion Upon Credit Rating Event

        You may surrender any of your notes for conversion during any period in which our long-term issuer rating assigned by Moody’s is at or below Caa1 or our corporate credit rating assigned by S&P is at or below B-, or if we are no longer rated by at least one of S&P or Moody’s.

Conversion Upon Specified Corporate Transactions

        Even if none of the conditions described above has occurred, if we elect to:

  distribute to all holders of our common stock certain rights entitling them to purchase our common stock at less than the current market price (as defined below), or distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing sale price of our common stock on the trading day preceding the declaration date for such distribution, we must notify you at least 20 days prior to the ex-dividend date for such distribution. Once we have given that notice, even if your notes are not otherwise convertible at that time, you may surrender your notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. You may not exercise this right to convert if you may participate in the distribution without conversion.

        In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which all or substantially all of our common stock would be converted into cash, securities or other property, even if your notes are not otherwise convertible at the time, you may surrender notes for conversion at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction and, at the effective time of such consolidation, merger or binding share exchange, the right to convert a note into our common stock will be changed into a right to convert the note into the kind and amount of cash, securities or other property that you would have received if you had converted your notes immediately prior to the transaction. If the transaction also constitutes a "change in control," as defined below, you can require us to repurchase all or a portion of your notes as described under "--Fundamental Change."

        Upon any determination by us or the trustee that you are or will be entitled to convert your notes into shares of our common stock in accordance with the foregoing provisions, we will issue a press release through a public medium that is customary for such press releases or publish the information on our web site or through such other public medium as we may use at that time.

Conversion Consideration

        If you surrender your notes for conversion, we will have the right to deliver cash, shares of our common stock, or a combination of cash and shares of our common stock, at our option, in an amount per note equal to (1) the applicable conversion rate multiplied by (2) the "applicable stock price", which is the average of the closing sale prices of our common stock for the five consecutive trading days beginning on the third trading day following the conversion date. We will notify you through the conversion agent no later than two business days following the conversion date of our election to deliver shares of our common stock or to pay cash in lieu of delivery of some or all of the shares (and, if applicable, the dollar amount per note that we will pay in cash), unless we have already informed you of our election in connection with our optional redemption of the notes as described under "--Redemption Rights."

        If we elect to deliver cash in lieu of all of the shares into which the notes are convertible, the amount of cash deliverable per note will be as follows:

Applicable Stock Price * Applicable Conversion Rate

        If we elect to deliver cash in lieu of some (but not all) of the shares into which the notes are convertible, the number of shares of our common stock deliverable per note will be as follows:

(Applicable Stock Price * Applicable Conversion Rate )-- Cash Amount
Applicable Stock Price

provided, however, that we will pay cash in lieu of fractional shares otherwise issuable upon conversion of the notes.

        We are adopting a stated policy to settle in cash the principal amount of any notes that are converted. At any time prior to maturity, we may at our option elect, by notice to the trustee and the holders of the notes, that upon conversion of the notes at any time following the date of such notice, we shall be required to deliver cash in an amount at least equal to the principal amount of the notes converted. If we make this election, we will also be required to deliver cash only in connection with any principal value conversion pursuant to the trading price condition.

Conversion Procedures

        If you wish to exercise your conversion right, you must deliver an irrevocable conversion notice, together, if the notes are in certificated form, with the certificated security (the date of such delivery of notice and all other requirements for conversion have been satisfied, the "conversion date"), to the conversion agent who will, on your behalf, convert the notes into our common stock. You may obtain copies of the required form of the conversion notice from the conversion agent. Shares of our common stock and cash deliverable upon conversion will be delivered through the conversion agent no later than the third business day following determination of the applicable stock price.

        We will not issue fractional shares of our common stock upon conversion of the notes. In lieu of fractional shares otherwise issuable (calculated on an aggregate basis in respect of all the notes you have surrendered for conversion), you will be entitled to receive cash in an amount equal to the value of such fractional shares, based on the applicable stock price.

        Upon conversion of notes, you generally will not receive any cash payment of interest. Our delivery to you of the full number of shares of our common stock into which a note is convertible, together with any cash payment for fractional shares, or cash or a combination of cash and shares of our common stock in lieu thereof, will be deemed to satisfy our obligation to pay the principal amount of the note as well as accrued but unpaid interest, including contingent interest, if any, through the conversion date. Accrued but unpaid interest, including contingent interest, if any, will be deemed to be paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for accrued interest.

        Notwithstanding the foregoing, if you convert after a record date for an interest payment but prior to the corresponding interest payment date, you will receive on that interest payment date accrued interest including contingent interest, if any, on those notes, notwithstanding the conversion of those notes prior to that interest payment date, because you will have been the holder of record on the corresponding record date. However, at the time you surrender any notes for conversion, you must pay to us an amount equal to the interest that has accrued and that will be paid with respect to the notes being converted on the related interest payment date. The preceding sentence does not apply, however, to notes that are converted after being called by us for redemption after a record date for an interest payment but prior to the corresponding interest payment date. Accordingly, if we elect to redeem notes on a date that is after a record date for an interest payment but on or prior to the corresponding interest payment date, and you choose to convert your notes, you will not be required to pay us, at the time you surrender your notes for conversion, the amount of interest you will receive on the date that has been fixed for redemption.

        If you convert notes, we will pay any documentary stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion, unless the tax is due because you request the shares to be issued or delivered in a name other than your own, in which case you will pay the tax. Certificates representing our common stock will be issued or delivered only after all applicable taxes and duties payable by you, if any, have been paid.

Exchange in Lieu of Conversion

        When you surrender the notes for conversion, the conversion agent may direct you to surrender your notes to a financial institution designated by us for exchange in lieu of conversion. In order to accept any notes surrendered for conversion, the designated institution must agree to deliver, in exchange for your notes, a number of shares of our common stock equal to the applicable conversion rate, plus cash for any fractional shares, or cash or a combination of cash and shares of our common stock in lieu thereof. If the designated institution accepts any such notes, it will deliver the appropriate consideration to the conversion agent and the conversion agent will deliver that consideration to you. Any notes exchanged by the designated institution will remain outstanding. If the designated institution agrees to accept any notes for exchange but does not timely deliver the related consideration, we will, as promptly as practical thereafter, but not later than the third business day following determination of the applicable stock price, convert the notes and deliver cash, shares of our common stock or a combination of cash and shares of our common stock as described under "--Conversion Procedures."

        Our designation of an institution to which the notes may be submitted for exchange does not require the institution to accept any notes. If the designated institution declines to accept any notes surrendered for exchange, we will convert those notes into shares of our common stock, cash, or a combination of cash and shares of our common stock, as described under "--Conversion Procedures."

        We will not pay any consideration to, or otherwise enter into any arrangement with, the designated institution for or with respect to such designation.

Anti-dilution Adjustments

        The conversion rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

        (1) stock dividends in common stock: we pay a dividend or make a distribution on our common stock, payable exclusively in shares of our common stock or our other capital stock;

        (2) issuance of rights or warrants: we issue to all or substantially all holders of our common stock rights or warrants that allow the holders to purchase shares of our common stock for a period expiring within 60 days from the date of issuance of the rights or warrants at less than the current market price;

        (3) stock splits and combinations: we:

  subdivide or split the outstanding shares of our common stock into a greater number of shares;

  combine or reclassify the outstanding shares of our common stock into a smaller number of shares; or

  issue by reclassification of the shares of our common stock any shares of our capital stock;

        (4) distribution of indebtedness, securities or assets: we distribute to all or substantially all holders of our common stock evidences of indebtedness, securities or assets or certain rights to purchase our securities, but excluding:

  dividends or distributions described in paragraph (1) above;

  rights or warrants described in paragraph (2) above; and

  dividends or distributions paid exclusively in cash described in paragraphs (5), (6) or (7) below, (the "distributed assets"), in which event (other than in the case of a "spin-off" as described below), the conversion rate in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be increased by multiplying:
    the conversion rate by

    a fraction, the numerator of which is the "current market price" of our common stock and the denominator of which is the current market price of our common stock minus the fair market value, as determined by our board of directors, whose determination in good faith will be conclusive, of the portion of those distributed assets applicable to one share of common stock.

        For purposes of this section (unless otherwise stated), the current market price of our common stock means the average of the closing sale prices of our common stock for the five consecutive trading days ending on the record date fixed for determination of the stockholders entitled to receive such distribution (if such record date is a trading day or, if not, then on the last trading day prior to such record date).

        Notwithstanding the foregoing, in cases where (a) the fair market value per share of the distributed assets equals or exceeds the current market price of our common stock, or (b) the current market price of our common stock exceeds the fair market value per share of the distributed assets by less than $1.00, in lieu of the foregoing adjustment, you will have the right to receive upon conversion, in addition to shares of our common stock, the distributed assets you would have received if you had converted your notes immediately prior to the record date.

        In respect of a dividend or other distribution of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be increased by multiplying:

  the conversion rate by

  a fraction, the numerator of which is the current market price of our common stock plus the fair market value, determined as described below, of the portion of those shares of capital stock or similar equity interests so distributed applicable to one share of common stock, and the denominator of which is the current market price of our common stock.

        The adjustment to the conversion rate in the event of a spin-off will occur at the earlier of:

  the tenth trading day from, and including, the effective date of the spin-off and the date of the initial public offering of the securities being distributed in the spin-off, if that initial public offering is effected simultaneously with the spin-off .

        For purposes of this section, “initial public offering” means the first time securities of the same class or type as the securities being distributed in the spin-off are bona fide offered to the public for cash.

        In the event of a spin-off that is not effected simultaneously with an initial public offering of the securities being distributed in the spin-off, the fair market value of the securities to be distributed to holders of our common stock means the average of the closing sale prices of those securities over the ten consecutive trading days following the effective date of the spinoff. Also, for this purpose, the current market price of our common stock means the average of the closing sale prices of our common stock over the ten consecutive trading days following the effective date of the spin-off.

        If, however, an initial public offering of the securities being distributed in the spin-off is to be effected simultaneously with the spin-off, the fair market value of the securities being distributed in the spin-off means the initial public offering price, while the current market price of our common stock means the closing sale price of our common stock on the trading day on which the initial public offering price of the securities being distributed in the spin-off is determined.

        (5) cash distributions: we make a distribution consisting exclusively of cash to all or substantially all holders of outstanding shares of common stock, in which event the conversion rate will be adjusted by multiplying:

  the conversion rate by

  a fraction, the numerator of which is the current market price of our common stock, and the denominator of which is the current market price of our common stock, minus the amount per share of such distribution.

Notwithstanding the foregoing, in cases where (a) the per share amount of such distribution equals or exceeds the current market price of our common stock or (b) the current market price of our common stock exceeds the per share amount of such distribution by less than $1.00, in lieu of the foregoing adjustment, you will have the right to receive upon conversion, such distribution you would have received if you had converted your notes immediately prior to the record date.

        (6) tender offers: we (or one of our subsidiaries) make a payment in respect of a tender offer or exchange offer for our common stock, in which event, to the extent the cash and value of any other consideration included in the payment per share of our common stock exceeds the closing sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer, as the case may be, the conversion rate will be adjusted by multiplying:

  the conversion rate by

  a fraction, the numerator of which will be the sum of (a) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we repurchase in the tender or exchange offer and (b) the product of (i) the number of shares of our common stock outstanding less any such repurchased shares and (ii) the closing sale price of our common stock on the trading day next succeeding the date of the expiration of the tender or exchange offer, and the denominator of which will be the product of (a) the number of shares of our common stock outstanding, including any such purchased shares, and (b) the closing sale price of our common stock on the trading day next succeeding the date of expiration of the tender or exchange offer.

        (7) Repurchases: we (or one of our subsidiaries) make a payment in respect of a repurchase for our common stock the consideration for which exceeded the then-prevailing market price of our common stock (such excess amount, the "repurchase premium"), and that repurchase, together with any other repurchases of our common stock by us (or one of our subsidiaries) involving a repurchase premium concluded within the preceding 12 months, resulted in the payment by us of an aggregate consideration exceeding an amount equal to 10% of the market capitalization of our common stock, the conversion rate will be adjusted by multiplying:

  the conversion rate by

  a fraction, the numerator of which is the current market price of our common stock and the denominator of which is (A) the current market price of our common stock, minus (B) the quotient of (i) aggregate amount of all of the repurchase premium paid in connection with such repurchases and (ii) the number of shares of common stock outstanding on the day next succeeding the date of the repurchase triggering the adjustment, as determined by our board of directors;

provided that no adjustment to the conversion rate shall be made to the extent the conversion rate is not increased as a result of the above calculation and provided further, that the repurchases of our common stock in connection with this offering as described in "Use of Proceeds" will not be included in any adjustment to the conversion rate made under this clause (7). For purposes of this clause (7), (i) the market capitalization will be calculated by multiplying the current market price of our common stock by the number of shares of common stock then outstanding on the date of the repurchase triggering the adjustment and (ii) the current market price will be the average of the closing sale prices of our common stock for the five consecutive trading days beginning on the trading day next succeeding the date of the repurchase triggering the adjustment and (iii) in determining the repurchase premium, the "then-prevailing market price" of our common stock will be the average of the closing sale prices of our common stock for the five consecutive trading days ending on the relevant repurchase date.

        In the event of a taxable distribution to holders of our common stock which results in an adjustment of the conversion rate, you may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of our common stock. See "Material U.S. Federal Income Tax Consequences." In addition to these adjustments, we may increase the conversion rate as our board of directors considers advisable to avoid or diminish any income tax to holders of our common stock or rights to purchase our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount for any period of at least 20 days if our board of directors has determined that such increase would be in our best interests. If our board of directors makes such a determination, it will be conclusive. We will give you at least 15 days' notice of such an increase in the conversion rate.

        No adjustment to the conversion rate or your ability to convert will be made if you otherwise participate in the distribution without conversion or in certain other cases.

        The applicable conversion rate will not be adjusted:

  upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;
  upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

  upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

  for a change in the par value of the common stock; or
  for accrued and unpaid interest (including contingent interest) and liquidated damages owed, if any.

        You will receive, upon conversion of your notes, in addition to common stock, the rights under our stockholder rights plan or any other plan we may adopt, whether or not the rights have separated from the common stock at the time of conversion unless, prior to conversion, the rights have expired, terminated or been redeemed or exchanged.

Redemption Rights

        We will have the right to redeem the notes in whole or in part, at any time or from time to time, on or after March 15, 2009, at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, contingent interest and liquidated damages, if any, to, but not including, the redemption date.

        We will give not less than 30 days’ nor more than 60 days’ notice of redemption by mail to holders of the notes. The notice of redemption will inform you of our election to deliver shares of our common stock or to pay cash or a combination of cash and shares of our common stock in the event you elect to convert notes in connection with a redemption.

        If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed by lot, on a pro rata basis or by another method the trustee considers fair and appropriate.

        If the trustee selects a portion of your notes for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be from the portion selected for redemption.

        In the event of any redemption in part, we will not be required to:

  issue, register the transfer of or exchange any note during a period beginning at the opening of business 15 days before any selection of notes for redemption and ending at the close of business on the earliest date on which the relevant notice of redemption is deemed to have been given to all holders of notes to be so redeemed, or register the transfer of or exchange any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.

        If we exercise our right to redeem the notes, in whole or in part, we will disseminate a press release containing information regarding the redemption through a public medium that is customary for such press releases or publish the information on our web site or through such other public medium as we may use at that time.

Repurchase Rights

        You have the right to require us to repurchase the notes on March 15, 2009, 2014 and 2019, each of which we refer to as a "repurchase date." In each case, the repurchase price payable will be equal to 100% of the principal amount of notes to be repurchased, plus accrued and unpaid interest, contingent interest and liquidated damages, if any, to, but not including, the repurchase date. We will be required to repurchase any outstanding notes for which you deliver a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant repurchase date until the close of business on the last business day prior to the repurchase date. If the repurchase notice is given and withdrawn during the period, we will not be obligated to repurchase the related notes. Our repurchase obligation will be subject to some additional conditions.

        We will pay the repurchase price for any notes submitted for repurchase by us on a repurchase date solely in cash.

        We are required to give notice at least 20 business days prior to each repurchase date to all holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law stating, among other things, the procedures that holders must follow to require us to repurchase their notes as described below.

        The repurchase notice given by each holder electing to require us to repurchase notes shall be given so as to be received by the paying agent no later than the close of business on the business day immediately preceding the repurchase date and must state:

  if certificated, the certificate numbers of the notes to be delivered for repurchase;

  the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

  that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

        If notes are not in certificated form, your repurchase notice must comply with appropriate DTC procedures.

        You may withdraw any repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day immediately preceding the repurchase date. The notice of withdrawal must state:

  the principal amount of notes being withdrawn;

  if certificated, the certificate numbers of the notes being withdrawn; and

  the principal amount, if any, of the notes that remain subject to the repurchase notice .

        If notes are not in certificated form, your withdrawal notice must comply with appropriate DTC procedures.

        In connection with any repurchase, we will, to the extent applicable:

  comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which may then be applicable; and

  file Schedule TO or any other required schedule under the Exchange Act.

        Our obligation to pay the repurchase price for notes for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the notes, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the notes to be paid promptly following the later of the repurchase date or the time of delivery of the notes, together with such endorsements.

        If the paying agent holds money sufficient to pay the repurchase price of the notes for which a repurchase notice has been given on the business day immediately following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the notes will cease to be outstanding and interest and liquidated damages, if any, on the notes will cease to accrue, whether or not the notes are delivered to the paying agent, and all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the notes.

        Our ability to repurchase notes for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends, loans or other distributions from our subsidiaries and the terms of our then existing borrowing agreements. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. See "Risk Factors--We may not have the funds necessary to repurchase the notes at the option of the holders or upon a fundamental change."

Exchange in Lieu of Repurchase

        lf you exercise your right to require us to repurchase notes held by you, we may cause the notes first to be offered to a financial institution chosen by us for exchange in lieu of repurchase. In order to accept any notes surrendered for repurchase, the designated institution must agree to deliver, in exchange for such notes, the repurchase price for such notes you otherwise would receive upon repurchase by us. If the designated institution accepts any such notes for repurchase, it will deliver the repurchase price to the paying agent. Any notes purchased by the designated institution will remain outstanding. If the designated institution agrees to accept any notes for repurchase but does not timely deliver the related repurchase price payment, we will, as promptly as practical thereafter, but not later than one business day following the repurchase date, cause the repurchase price for the notes to be paid. Our designation of an institution to which the notes may be submitted for repurchase does not require the institution to accept any notes. If the designated institution declines to accept any notes surrendered for repurchase, we will repurchase the notes on the terms provided in the indenture. We will not pay any consideration to, or otherwise enter into any arrangement with, the designated institution for or with respect to such designation.

Fundamental Change

        If a fundamental change (as defined below) occurs at any time prior to maturity, you will have the right to require us to repurchase any or all of your notes for cash, or any portion of the original principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The cash price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, contingent interest and liquidated damages, if any, to the fundamental change repurchase date, unless such fundamental change repurchase date falls after a record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record at the close of business on the corresponding record date. For a discussion of the United States federal income tax treatment of a holder receiving cash, see "United States Federal Income Tax Considerations."

        A "fundamental change" will be deemed to have occurred at any time after the notes are originally issued if any of the following occurs:

        (1) our common stock or other common stock into which the notes are convertible is neither approved for trading on The Nasdaq National Market or another established automated over the counter trading market in the United States nor listed for trading on a United States national securities exchange,

        (2) a "person" or "group" within the meaning of Section 13(d) of the Exchange Act other than us or one of our subsidiaries, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect ultimate "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity entitled to vote generally in the election of directors, or

        (3) consummation of any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than us or one or more of our subsidiaries; provided, however, that a transaction where the holders of our common equity immediately prior to such transaction have directly or indirectly, more than 50% of the aggregate voting power of all classes of common equity of the continuing or surviving corporation or transferee entitled to vote generally in the election of directors immediately after such event shall not be a fundamental change.

        A fundamental change under clause (2) or (3) above will not be deemed to have occurred in respect of any of the foregoing, however, if either:

        (1) the closing sale price of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the fundamental change or the public announcement thereof, equals or exceeds 105% of the applicable conversion price of the notes in effect immediately before the fundamental change or the public announcement thereof, or

        (2) all of the consideration, excluding cash payments for fractional shares and cash payment made pursuant to dissenters' appraisal rights, in the transaction or transactions constituting the fundamental change consists of shares of capital stock quoted by The Nasdaq National Market or traded on a national securities exchange or which will be so quoted or traded when issued or exchanged in connection with a fundamental change (these securities being referred to as "publicly traded securities") and as a result of this transaction or transactions the notes become convertible into such publicly traded securities, excluding cash payments for fractional shares.

        For purposes of the above paragraph the term capital stock of any person means any and all shares, interests, participations or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

        On or before the 30th day after the occurrence of a fundamental change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting repurchase right. Such notice shall state, among other things:

  the events causing a fundamental change,
  the date of the fundamental change,
  the last date on which a holder may exercise the repurchase right, the fundamental change repurchase price,

  the fundamental change repurchase date,
  the name and address of the paying agent and the conversion agent,

  the conversion rate and any adjustments to the conversion rate,

  the notes with respect to which a fundamental change repurchase notice has been given by the holder may be converted only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the indenture and the procedures that holders must follow to require us to repurchase their notes .

        Simultaneously with providing such notice, we will issue a press release and publish the information on our web site.

        To exercise the repurchase right, you must deliver, before the close of business on the business day immediately preceding the fundamental change repurchase date, the notes to be purchased, duly endorsed for transfer, together with a written notice of repurchase, to the paying agent. Your repurchase notice must state:

  if certificated, the certificate numbers of their notes to be delivered for repurchase, the portion of the original principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof and that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

        If the notes are not in certificated form, your repurchase notice must comply with appropriate DTC procedures.

        You may withdraw any repurchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change repurchase date. The notice of withdrawal shall state:

  the original principal amount of the withdrawn notes,

  if certificated notes have been issued, the certificate numbers of the withdrawn notes and the original principal amount, if any, that remains subject to the repurchase notice.

        If the notes are not in certificated form, their withdrawal notice must comply with appropriate DTC procedures.

        We will be required to repurchase the notes no less than 20 and no more than 35 business days after the date of our notice of the occurrence of the relevant fundamental change, subject to extension to comply with applicable law. You must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the repurchase notice to receive payment of the repurchase price. Holders will receive payment of the fundamental change repurchase price promptly following the later of the fundamental change repurchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the fundamental change repurchase price of the notes on the business day following the fundamental change repurchase date, then:

  the notes will cease to be outstanding and interest, including contingent interest and liquidated damages, if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent), and all other rights of the holder will terminate (other than the right to receive the fundamental change repurchase price upon delivery or transfer of the notes).

        The rights of the holders to require us to repurchase their notes upon a fundamental change could discourage a potential acquirer of us. The fundamental change repurchase feature, however, is not the result of management’s knowledge of any specific effort to accumulate shares of our common stock, to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change repurchase feature is a standard term contained in other offerings of debt securities similar to the notes that have been marketed by certain of the initial purchasers. The terms of the fundamental change repurchase feature resulted from negotiations between the initial purchasers and us.

        The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

        The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to repurchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

        Our ability to repurchase notes for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends, loans or other distributions from our subsidiaries and the terms of our then existing borrowing agreements. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. See “Risk Factors—We may not have the funds necessary to repurchase the notes at the option of the holders or upon a fundamental change.” In addition, we have, and may in the future incur, other indebtedness with similar fundamental change provisions permitting holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of similar events or on some specific dates.

Merger and Sales of Assets

        We may not (1) consolidate with or merge with or into any other person or convey, sell, transfer or lease or otherwise dispose of all or substantially all of our assets to any other person in any one transaction or series of related transactions, or (2) permit any person to consolidate with or merge into us, unless:

  in the case of a merger or consolidation, either we are the surviving person, or if we are not the surviving person, the surviving person formed by such consolidation or into which we are merged or the person to which our properties and assets are so transferred shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and shall execute and deliver to the trustee a supplemental indenture expressly assuming the payment when due of the principal of and interest, including contingent interest and liquidated damages, if any, on the notes and the performance of each of our other covenants under the notes and the indenture, and in either case, immediately after giving effect to such transaction, no default or event of default shall have occurred and be continuing.

        In the case of a merger or consolidation pursuant to which all or substantially all of our common stock would be converted into cash, securities or other property, the right to convert a note into our common stock will be changed into a right to convert the notes into the kind and amount of cash, securities or other property that you would have received if you had converted your notes immediately prior to the transaction.

Events of Default

        The following are events of default with respect to the notes:

  default for 30 days in payment of any interest, contingent interest or liquidated damages when due and payable on the notes;

  default in payment of principal of the notes at maturity, upon redemption, repurchase or following a fundamental change, when the same becomes due and payable;

  default by us or any of our significant subsidiaries (which means any subsidiary of ours which is, or any group of subsidiaries that, if they were one entity, would be, a "significant subsidiary" within the meaning of Rule 1-02(w) of Regulation S-X promulgated by the Securities and Exchange Commission) in the payment of principal, interest or premium when due under any other instruments of indebtedness having an aggregate outstanding principal amount of $10.0 million (or its equivalent in any other currency or currencies) or more, and such default continues in effect for more than 30 days after the expiration of any grace period or extension of time for payment applicable thereto;

  default in our obligations to satisfy our conversion obligation upon exercise of a holder's conversion right, unless such default is cured within five days after written notice of default is given to us by the trustee or the holder of such note;

  default in our obligations to give notice of the right to require us to repurchase notes following the occurrence of a fundamental change within the time required to give such notice;

  default by us or any of our significant subsidiaries under any instrument or instruments evidencing indebtedness (other than the notes) having an aggregate outstanding principal amount of $10.0 million (or its equivalent in any other currency or currencies) or more that results in the acceleration of maturity of such indebtedness unless such acceleration has been rescinded or annulled within 30 days after written notice of such acceleration has been received by us or such subsidiary;

  default in our performance of any other covenants or agreements contained in the indenture or the notes for 60 days after written notice to us from the trustee or the holders of at least 25% in aggregate principal amount of the notes; and

  certain events of bankruptcy, insolvency and reorganization of us or any of our subsidiaries.

        The indenture will require that we file annually with the trustee a certificate describing any default by us in the performance of any conditions or covenants that has occurred under the indenture and its status. We must give the trustee written notice within 30 days of any default under the indenture that could mature into an event of default described in the seventh bullet point above.

        The indenture provides that if an event of default occurs and is continuing with respect to the notes, either the trustee or the registered holders of at least 25% in aggregate principal amount of the notes may declare the principal amount, plus accrued and unpaid interest, contingent interest and liquidated damages, if any, on the notes to be due and payable immediately. If an event of default relating to some events of bankruptcy, insolvency or reorganization occurs, the principal amount plus accrued and unpaid interest, contingent interest and liquidated damages, if any, on the notes automatically will become immediately due and payable without any action on the part of the trustee or any holder. At any time after a declaration of acceleration, but before a judgment or decree for payment of money has been obtained, if all events of default with respect to the notes have been cured (other than the nonpayment of principal of or interest, contingent interest and liquidated damages on the notes which has become due solely by reason of the declaration of acceleration), then the declaration of acceleration shall be automatically annulled and rescinded.

        A holder of notes may pursue any remedy under the indenture only if:

  the holder gives the trustee written notice of a continuing event of default for the notes;

  the holders of at least 25% in aggregate principal amount of the outstanding notes make a written request to the trustee to pursue the remedy;

  the trustee fails to act for a period of 60 days after receipt of notice and offer of indemnity; and

  during that 60-day period, the holders of a majority in aggregate principal amount of the notes do not give the trustee a direction inconsistent with the request.

        This provision does not, however, affect the right of a holder of notes to sue for enforcement of payment of the principal of, or interest, contingent interest and liquidated damages on, the holder’s note on or after the respective due dates expressed in its notes or the holder’s right to convert its notes in accordance with the indenture.

        The trustee will be entitled under the indenture, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified before proceeding to exercise any right or power under the indenture at the direction of the holders of the notes or which requires the trustee to expend or risk its own funds or otherwise incur any financial liability. The indenture will also provide that the holders of a majority in aggregate principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes. The trustee, however, may refuse to follow any such direction that conflicts with law or the indenture, is unduly prejudicial to the rights of other holders of the notes, or would involve the trustee in personal liability.

        The indenture will provide that while the trustee generally must mail notice of a default or event of default to the holders of the notes within 90 days of occurrence, the trustee may withhold notice of any default or event of default (except in payment on the notes) if the trustee in good faith determines that the withholding of such notice is in the interests of the registered holders of the notes.

Modification and Waiver

        We may amend or supplement the indenture if the holders of a majority in principal amount of the then outstanding notes consent to it. Without the consent of the holder of each note, however, no amendment, supplement or waiver may:

  reduce the amount of notes whose holders must consent to an amendment, supplement or waiver;

  reduce the rate of accrual of interest, contingent interest or liquidated damages or modify the method for calculating interest, contingent interest or liquidated damages or change the time for payment of interest, contingent interest or liquidated damages on the notes;

  modify the provisions with respect to holder's rights upon a fundamental change in a manner adverse to the holders of the notes, including our obligations to repurchase the notes following a fundamental change;

  reduce the principal amount of the notes or change the final stated maturity of the notes;

  reduce the redemption or repurchase price of the notes or change the time at which the notes may or must be redeemed or repurchased;

  make payments on the notes payable in currency other than as originally stated in the notes;

  impair the holder's right to institute suit for the enforcement of any payment on the notes;

  make any change in the percentage of principal amount of notes necessary to waive compliance with provisions of the indenture or to make any change in this provision for modification;

  waive a continuing default or event of default regarding any payment on the notes; or

  adversely affect the conversion or repurchase provisions of the notes.

        We may amend or supplement the indenture or waive any provision of it without the consent of any holders of notes in some circumstances, including:

  to cure any ambiguity, omission, defect or inconsistency;

  to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer permitted under the indenture;

  to provide for uncertificated notes in addition to or in place of certificated notes;

  to secure the notes or to provide guarantees of the notes;

  to comply with any requirement to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

  to add covenants that would benefit the holders of notes or to surrender any rights we have under the indenture;

  to add events of default with respect to the notes; or

  to make any change that does not adversely affect any outstanding notes in any material respect.

        The holders of a majority in aggregate principal amount of the outstanding notes generally may waive any existing or past default or event of default. Those holders may not, however, waive any default or event of default in any payment on any note or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected. For the avoidance of doubt, nothing in this paragraph shall affect the annulment and rescission of acceleration described under “—Events of Default.”

Registration Rights

        We entered into a registration rights agreement with the initial purchasers. In the registration rights agreement we agreed, for the benefit of the holders of the notes and the shares of our common stock issuable upon conversion of the notes, commonly referred to as the registrable securities, that we will, at our expense, use our reasonable best efforts to keep effective this shelf registration statement until the earliest of:

  the sale of all outstanding registrable securities registered under the shelf registration statement;

  the expiration of the period referred to in Rule 144(k) of the Securities Act with respect to the notes held by non-affiliates of PSSI; and

  two years after the effective date of the shelf registration statement .

        We will be permitted to suspend the use of the prospectus that is part of this registration statement in connection with the sale of registrable securities during prescribed periods of time for reasons relating to pending corporate developments and other events. The periods during which we can suspend the use of the prospectus may not, however, exceed a total of 30 days in any 90-day period or a total of 90 days in any 12-month period.

        Liquidated damages will accrue on any notes if:

  this registration statement ceases to be effective, or we otherwise prevent or restrict holders of registrable securities from making sales under this registration statement, for more than 30 days, whether or not consecutive, during any 90 day period; or

  this registration statement ceases to be effective, or we otherwise prevent or restrict holders of registrable securities from making sales under this registration statement, for more than 90 days, whether or not consecutive, during any 12-month period during which this registration statement is required to be effective.

        In either event, liquidated damages will accrue on any notes at a rate of 0.5% per annum from the 31st day of the 90 day period or the 91st day of the 12-month period until the earlier of the following:

  the time this registration statement again becomes effective or the holders of registrable securities are again able to make sales under this registration statement, depending on which event triggered the liquidated damages; or

  the earliest of (1) the sale of all outstanding registrable securities registered under this registration statement; (2) the expiration of the period referred to in Rule 144(k) of the Securities Act with respect to the notes held by non-affiliates of PSSI, and (3) two years after the effective date of this registration statement.

        We will have no other liabilities for monetary damages with respect to our registration obligations.

        A holder who elects to sell any registrable securities pursuant to this registration statement:

  will be required to be named as a selling security holder in the related prospectus;

  may be required to deliver a prospectus to purchasers;

  may be subject to certain civil liability provisions under the Securities Act in connection with those sales; and

  will be bound by the provisions of the registration rights agreement that apply to a holder making such an election, including certain indemnification provisions.

        We have mailed a notice and questionnaire to the holders of registrable securities not less than 30 calendar days prior to the effective time of this registration statement.

        No holder of registrable securities will be entitled:

  to be named as a selling security holder in the shelf registration statement as of the date the this statement is declared effective; or

  to use the prospectus forming a part of this registration statement for offers and resales of registrable securities at any time,

        unless such holder has returned a completed and signed notice and questionnaire to us.

        Beneficial owners of registrable securities who have not returned a notice and questionnaire by the questionnaire deadline described above may receive another notice and questionnaire from us upon request. Following our receipt of a completed and signed notice and questionnaire, we will include the registrable securities covered thereby in this registration statement, subject to restrictions on the timing provided in the registration rights agreement.

        This summary of certain provisions of the registration rights agreement is not complete and is subject to, and qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is included as an exhibit to the registration statement of which this prospectus is a part.

Calculations in Respect of Notes

        We will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the trading prices of the notes and the sale prices of our common stock, any accrued interest and liquidated damages payable on the notes, the conversion rate of the notes and the projected payment schedule. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Governing Law

        The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Trustee

        Wachovia Bank, N.A. is the trustee, registrar, conversion agent and paying agent. The trustee maintains an office in New York, New York.

        If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent man in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any notes only after those holders have offered the trustee indemnity reasonably satisfactory to it.

        If the trustee becomes one of our creditors, it will be subject to limitations in the indenture on its rights to obtain payment of claims or to realize on some property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with us. lf, however, it acquires any conflicting interest, it must eliminate that conflict or resign as trustee under the indenture.

Form, Exchange, Registration and Transfer

        We issued the notes in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the notes. We may, however, require the payment of any tax or other governmental charge payable for that registration.

        Notes are exchangeable for other notes for the same principal amount and for the same terms but in different authorized denominations in accordance with the indenture.

        Holders may present notes for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

        We have appointed the trustee as security registrar for the notes. We may at any time rescind that designation or approve a change in the location through which any registrar acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for the notes.

Payment and Paying Agents

        Payments on the notes will be made in U.S. dollars at the office of the trustee. At our option, however, we may make payments by check mailed to the holder's registered address or, with respect to global notes, by wire transfer. We will make any required interest payments to the person in whose name each note is registered at the close of business on the record date for the interest payment.

        The trustee will be designated as our paying agent for payments on the notes. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

        We will maintain an office in the Borough of Manhattan, the City of New York, where we will pay the principal on the notes and you may present the notes for conversion, registration of transfer or exchange for other denominations. This office will initially be an office or agency of the trustee.

        Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to us upon written request any money held by them for payments on the notes that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Notices

        Except as otherwise described herein, notice to registered holders of the notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

Replacement of Notes

        We will replace any notes that become mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of a lost, stolen or destroyed notes, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the notes before a replacement note will be issued.

Book-Entry System

        The notes are represented by one or more global securities (each a "Global Security"). Each Global Security has been deposited with, or on behalf of, DTC and is registered in the name of a nominee of DTC. Except under circumstances described below, the notes will not be issued in definitive form.

        Upon the issuance of the Global Security, DTC credited its book-entry registration and transfer system the accounts of persons designated by the initial purchasers with the respective principal amounts of the notes represented by the Global Security. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with DTC or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that some purchasers of securities take physical delivery of the securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

        Except as described in the indenture, so long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by that Global Security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have the notes represented by that Global Security registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form, and will not be considered the owners or holders thereof under the indenture. Principal and interest payments, if any, on the notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant Global Security. Neither PSSI, the trustee, any paying agent or the registrar for the notes will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

        We expect that DTC or its nominee, upon receipt of any payment of principal or interest, if any, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant Global Security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a Global Security held through these participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participants.

        If DTC is at any time unwilling or unable to continue as a depository and a successor depository is not appointed by us within 90 days, or in other circumstances described in the indenture, we will issue the notes in definitive form in exchange for the entire Global Security. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of the notes represented by the Global Security equal in principal amount to the beneficial interest and to have the notes registered in its name. Notes so issued in definitive form will be issued as registered notes in denominations of $1,000 and integral multiples thereof, unless otherwise specified by us.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 150,000,000 shares of common stock, $0.01 par value, of which 64,753,177 shares were issued and outstanding on June 30, 2004, and 1,000,000 shares of preferred stock, $0.01 par value, of which no shares are issued and outstanding. We had approximately 1,737 holders of record of our Common Stock as of June 14, 2004.

Common Stock

        Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of shareholders and may not cumulate votes for the election of directors. Holders of our common stock have the right to receive dividends when, as, and if declared by the Board of Directors from funds legally available therefor. Upon our liquidation, holders of common stock are entitled to share pro rata in any assets available for distribution to shareholders after payment of all of our obligations. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. All shares of common stock have equal rights and preferences. All shares of common stock now outstanding are fully paid for and non-assessable.

Preferred Stock

        We currently have no shares of preferred stock outstanding. Our Board of Directors has the authority to establish, by amendment to the Articles of Incorporation in accordance with Florida law, one or more series of preferred stock, to designate each such series and to establish the variations in rights, preferences and limitations for each series, without further shareholder approval. Any issuance of preferred stock could be used to dilute the stock ownership of persons seeking to gain control of the Company and could otherwise have the effect of delaying, deferring or preventing a change in control of the Company.

Certain Articles of Incorporation and Bylaw Provisions

        Our Amended and Restated Articles of Incorporation, as amended, referred to as the Articles, contain several provisions that may make more difficult the acquisition of control of our Company by means of a tender offer, open market purchase, proxy fight or otherwise. Our Amended and Restated Bylaws, referred to as the Bylaws, also contain provisions that could have an anti-takeover effect.

        Classified Board of Directors. The Articles and Bylaws provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. We believe that a classified Board of Directors will help to assure the continuity and stability of the Board of Directors and of the business strategies and policies as determined by the Board of Directors.

        The classified board provision could have the effect of making the removal of incumbent directors more time-consuming and difficult, therefore discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions.

        Number of Directors; Removal; Filling Vacancies. The Articles and Bylaws provide that the number of directors will be fixed from time to time by the consent of three-fifths of the Board of Directors. Accordingly, assuming that the number of directors on the Board of Directors stays the same, any four members of the board could prevent a shareholder from obtaining representation on the board by enlarging the board and filling the new directorships with its own nominees.

        Moreover, the Articles provide that directors may be removed with or without cause only by the affirmative vote of holders of at least four-fifths of the outstanding shares of our capital stock entitled to vote on election of directors at a meeting called for that purpose ("Voting Stock"), except that if the Board of Directors, by an affirmative vote of at least three-fifths of the entire Board of Directors recommends removal of a director to the shareholders, such removal may be effected by the affirmative vote of the holders of a majority of the Voting Stock. This provision, when coupled with the provisions of the Articles and the Bylaws authorizing the Board of Directors to fill vacant directorships only by a vote of three-fifths of the Board of Directors in office, will preclude shareholders having less than four-fifth of the Voting Stock from removing incumbent directors with or without cause and filling the vacancies created by such removal with their own nominees, without the affirmative vote of three-fifths of the Board of Directors.

        Preferred Stock. As described above, the Board of Directors is authorized to provide for the issuance of shares of preferred stock in one or more series, and to fix by amendment to the Articles, as provided by Florida law, the terms and conditions of each such series. We believe that the availability of the preferred stock issuable in series will provide it with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. Although the Board of Directors has no present intention of doing so, it could issue a series of preferred stock that could, depending on its terms, either impede or facilitate the completing of a merger, tender offer or other takeover attempt.

        Amendments. The Articles provide that if the shareholders have adopted or amended a provision in the Articles or the Bylaws that fixes a greater quorum or voting requirement for shareholders or voting groups of shareholders than is required by Florida law, the adoption or amendment of a provision in the Articles or Bylaws that adds, changes, or deletes a greater quorum or voting requirement for shareholders must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The Articles provide that a provision of the Bylaws which fixes a greater quorum or voting requirement for shareholders may not be adopted, amended, or repealed by the Board of Directors.

        Fair Price Provision. The Articles provide that, in addition to any affirmative vote required by law or other provisions of the Articles, the affirmative vote of the holders of at least 80% of the voting power of the Voting Stock, voting together as a single class, is required for the approval or authorization of any business combination transaction with an interested shareholder.

        For purposes of this provision, a business combination transaction is:

  a merger or consolidation;

  sale, lease, exchange, mortgage, pledge, transfer or disposition of assets having a fair market value of $1 million or more;

  the issuance or transfer of any securities in exchange for cash, securities or other property having an aggregate fair market value of $1 million or more;

  the adoption of any plan or proposal for liquidation or dissolution of the Company; or

  any reclassification of securities or recapitalization of the Company, or any merger or consolidation of the Company with any of its subsidiaries, or any other transaction (whether or not with or into or otherwise involving an interested shareholder) which has the effect of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Company or any subsidiary directly or indirectly owned by the interested shareholder .

        An interested shareholder means any person who or which:

  is the beneficial owner of more than 10% of the voting power of the outstanding Voting Stock;

  is an affiliate of the Company and at any time within the two-year period immediately prior to the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding Voting Stock; or

  is an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any interested shareholder, if such assignment or succession has occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act.

        However, the 80% voting requirement is not applicable if:

  such a business combination is approved by a majority vote of the directors who are unaffiliated with the interested shareholder and were members of the Board of Directors prior to the time that the interested shareholder became an interested shareholder, or their successors who are similarly unaffiliated with the interested shareholder and are recommended by a majority of disinterested directors then on the Board of Directors; or
  the business combination meets all following requirements:
    the consideration to be received in the business combination must not be less than the higher of:
      the highest per share price paid by the interested shareholder for any shares of common stock acquired by it within the two-year period immediately prior to the first public announcement of the proposed business combination, or in the transaction in which the interested shareholder became an interested shareholder, whichever is higher; or

      the fair market value per share of the common stock on the date of public announcement of the proposed business combination or on the date on which the interested shareholder became an interested shareholder, whichever is higher;

    if any of our preferred stocks are outstanding, then the consideration to be received in the business combination must not be less than the highest of:
      the highest per share price paid by the interested shareholder for any shares of preferred stock acquired by it within the two-year period immediately prior to the first public announcement of the proposed business combination, or in the transaction in which the interested shareholder became an interested shareholder, whichever is higher; or

      the highest preferential amount per share to which the holders of shares preferred stock would be entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, regardless of whether the business combination to be consummated constitutes such an event; or
      the fair market value per share of the preferred stock on the date of public announcement of the proposed business combination or on the date on which the interested shareholder became an interested shareholder, whichever is higher.

    the consideration paid to a particular class of outstanding Voting Stock shall be in cash or in the same form as the interested shareholder has previously paid for shares of such class of Voting Stock. If the interested shareholder has paid for shares of any class of Voting Stock with varying forms of consideration, the form of consideration for such class of Voting Stock shall be either cash or the form used to acquire the largest number of shares of such class of Voting Stock previously acquired by it;
    after such interested shareholder has become an interested shareholder and prior to the consummation of the business combination, except as approved by a majority of the disinterested directors, the Company shall not have failed to pay quarterly dividends on the outstanding preferred stock, if any, or reduced the annual rate of dividends paid on the common stock;
    such interested shareholder shall not become the beneficial owner of any additional shares of Voting Stock except as part of the transaction which results in such interested shareholder becoming an interested shareholder; and

    such interested shareholder, after becoming an interested shareholder, shall not have received the benefit, directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Company, whether in anticipation of or in connection with such business combination or otherwise.

        In the event these minimum price criteria and procedural requirements are met or the requisite approval of the disinterested directors is obtained with respect to a particular business combination, then the requirements of Florida law shall apply (which may require a majority vote of the shareholders, or in some instances, no vote of shareholders).

        The Articles provide that a vote of the holders of 80% or more of the voting power of the Voting Stock would be required in order to amend, alter or repeal, or adopt any provisions inconsistent with, the foregoing fair price provisions.

        Control-Share Acquisition. We are subject to the provisions of Section 607.0902 of the Florida Business Corporation Act. In general, the statute denies voting rights to shares purchased by an acquiring person who has obtained or anticipates obtaining a specified level of voting control in shares of an issuing public corporation as part of a control-share acquisition, except to the extent to which voting rights are conferred by resolution approved by the shareholders of the issuing public corporation. A vote of the shareholders to confer voting power under the statute must meet the criteria set forth in the statute, including the requirement for approval by a majority of all votes entitled to be cast in each voting group entitled to vote separately, excluding all interested shares.

        For the purpose of the statute, an "issuing public corporation" is a corporation which has more than 100 shareholders, has its principal office and place of business or substantial assets in the State of Florida, and either has:

  more than 10% of its shareholders resident in this state; or

  more than 10% of its shares owned by residents of this state; or

  1,000 shareholders resident in this state.

        Provisions of the statute become effective when a person acquires or intends to acquire stock which, when added to all other shares owned by such person or in respect of which such person may exercise or direct voting power, either alone or as part of a group, would entitle such person to exercise at least 20% of the voting power of the stock of the issuing public corporation. The statute, when addressing the acquisition of voting power, makes no distinction between irrevocable proxies and revocable proxies. Arguably then, the provisions of the statute could be invoked by the solicitation of revocable proxies although the Company is unaware of any recorded instance where this has occurred. The statute is self-operative and, therefore, the Company need not assert the defense in order for the provisions of the statute to apply.

        This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action of its shareholders.

Rights Agreement

        Pursuant to a Rights Agreement adopted in 1998, each outstanding share of our common stock carries with it a right to purchase one additional share at a price of $115 (subject to anti-dilution adjustments). The rights become exercisable (and separate from the shares) when certain specified events occur, including the acquisition of 15% or more of the common stock by a person or group (an "Acquiring Person") or the commencement of a tender or exchange offer for 15% or more of the common stock.

        In the event that an Acquiring Person acquires 15% or more of the common stock or commences a tender or exchange offer for 15% or more of the common stock, each right entitles the holder to purchase for the then current exercise price that number of shares of common stock having a market value of two times the exercise price, subject to certain exceptions. Similarly, if we are acquired in a merger or other business combination or 50% of more of our assets or earning power is sold, each right entitles the holder to purchase at the then current exercise price that number of shares of common stock of the surviving corporation having a market value of two times the exercise price. The rights, which do not entitle the holder thereof to vote or to receive dividends, expire on April 20, 2008 and may be terminated by us under certain circumstances.

Transfer Agent and Registrar

        The Transfer Agent and Registrar for the common stock is Wachovia Bank, N.A.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain U.S. federal income tax consequences of purchasing, holding and selling the notes, and where noted, our common stock as of the date of this prospectus. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), treasury regulations (including proposed treasury regulations) issued thereunder, Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax considerations different from those discussed below. Except where we state otherwise, this summary deals only with notes held as capital assets by a U.S. Holder (as described below) who purchases the notes at their "issue price" (as defined below).

        We do not address all of the tax consequences that may be relevant to a U.S. Holder. We also do not address, except as stated below, any of the tax consequences to holders that are Non-U.S. Holders (as defined below) or to holders that may be subject to special tax treatment including banks, thrift institutions, real estate investment trusts, personal holding companies, insurance companies, tax exempt entities, persons who hold the notes in a "straddle" or as part of a "hedging," "conversion" or "constructive sale" transaction or whose "functional currency" is not the U.S. dollar, and brokers and dealers in securities or currencies. Further, we do not address:

  the U.S. federal income tax consequences to stockholders in, or partners or beneficiaries of, an entity that is a holder of the notes;

  the U.S. federal estate and gift or alternative minimum tax consequences of the purchase, ownership or sale of the notes; or

  any state, local or foreign tax consequences of the purchase, ownership and sale of the notes.

        A "U.S. Holder" is a person that is a beneficial owner of our notes or common stock and is:

  a citizen or resident of the U.S.;

  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia; or

  a trust if (1) a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        A "Non-U.S. Holder" is a person that is a beneficial owner of our notes or common stock other than a U.S. Holder.

        If a partnership holds our notes or common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the notes, you should consult your own tax advisor.

        No rulings have been sought or will be sought from the IRS with respect to any of the U.S. federal income tax considerations discussed below. As a result, we cannot assure you that the IRS will agree with the tax characterizations and the tax consequences described below.

        If you are considering purchasing the notes, you should consult your own tax advisor concerning the U.S. federal income and estate tax consequences in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.

Classification of the Notes

        Under the indenture governing the notes, we agreed, and, by acceptance of a beneficial interest in a note, each holder of a note will be deemed to have agreed, to treat the notes as indebtedness for U.S. federal income tax purposes that is subject to the regulations governing contingent payment debt instruments (the "Contingent Debt Regulations"). In addition, pursuant to the terms of the indenture, we and each holder will agree (in the absence of an administrative determination or judicial ruling to the contrary) to be bound by our application of the Contingent Debt Regulations to the notes, including our determination of the projected payment schedule (as described below) and the comparable yield, which is the rate at which interest will be deemed to accrue on the notes for U.S. federal income tax purposes (as described below).

        IRS Revenue Ruling 2002-31, which addressed the U.S. federal income tax classification and treatment of instruments similar to the notes, concluded that the instruments addressed in that published ruling were subject to the Contingent Debt Regulations. However, the applicability of Revenue Ruling 2002-31 to any particular instruments, such as the notes, is uncertain.

        Accordingly, no assurance can be given that the IRS will agree with the treatment described herein. Any differing treatment could significantly affect the amount, timing and character of income, gain or loss recognized in respect of an investment in the notes. In particular, a holder might be required to accrue interest income at a different rate, might not recognize income, gain or loss upon conversion of the notes into common stock and might recognize capital gain or loss upon a taxable disposition of its notes. Holders should consult their own tax advisors concerning the tax consequences to them of investing in the notes.

        The remainder of this discussion assumes that the notes will be treated as indebtedness subject to the Contingent Debt Regulations and does not address any possible differing treatments of the notes.

Treatment of U.S. Holders

Accrual of Interest

        Under the Contingent Debt Regulations, actual cash payments on the notes, including payments of contingent interest, if any, will not be reported separately as taxable income, but will be taken into account under such regulations. As discussed more fully below, the effect of these Contingent Debt Regulations will be to:

  require that you use the accrual method to account for interest received with respect to the notes, regardless of your usual method of tax accounting;

  require that you accrue interest income at the comparable yield (as described below), which is likely to be substantially in excess of cash payments actually received by you; and

  generally treat any gain, and to some extent loss, on the sale, exchange, conversion, redemption or repurchase of the notes as ordinary rather than capital.

        As a result, you will be required to accrue an amount of interest income for U.S. federal income tax purposes for each accrual period prior to and including the maturity date of the notes that equals:

  the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period and (ii) the comparable yield to maturity (as defined below) of the notes, adjusted for the length of the accrual period;

  divided by the number of days in the accrual period; and

  multiplied by the number of days during the accrual period that you held the notes.

        The issue price of a note will be the first price at which a substantial number of the notes are sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a note will be its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals (as described below), and decreased by the amount of any projected payments previously made with respect to the notes.

        As described above, the amount of interest you will be required to include in income each year under the Contingent Debt Regulations, will be based on the comparable yield of the notes. The comparable yield of the notes is determined based on the rate, as of the date the notes are initially issued, at which we would issue a fixed rate, nonconvertible debt instrument with no contingent payments but with terms and conditions otherwise similar to the notes. Accordingly, we have determined that the comparable yield is an annual rate of 7.75%, compounded semi-annually.

        Solely for purposes of determining the amount of interest income that you will be required to accrue, we are required to construct a “projected payment schedule” that estimates the amount and timing of the semi-annual stated cash interest payable on the notes, estimates of contingent interest payments and an estimate of the payments upon the maturity on the notes (taking into account the fair market value of the common stock that might be paid upon a conversion of the notes). You may obtain the projected payment schedule by submitting a written request for it to us at the address set forth in “Where You Can Find More Information.” For U.S. federal income tax purposes, you generally must use the comparable yield and the schedule of projected payments in determining your interest accruals, and the adjustments thereto described below, in respect of the notes.

        The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of your interest accruals and adjustments thereof in respect of the notes and do not constitute a projection or representation regarding the actual amount of the payments on a note.

Adjustments to Interest Accruals on the Notes

        If the actual payments made on the notes differ from the projected payments, adjustments will be made for the difference. If, during any taxable year, you receive actual payments with respect to the notes for that taxable year that in the aggregate exceed the total amount of projected payments for the taxable year, you will incur a “positive adjustment” equal to the amount of such excess. The positive adjustment will be treated as additional interest income for that taxable year. For these purposes, the payments in a taxable year include the fair market value of property received as payment in that year, including the fair market value of our common stock received upon conversion. If, during any taxable year, you receive actual payments with respect to the notes that in the aggregate are less than the total amount of the corresponding projected payments for that taxable year, you will incur a “negative adjustment” equal to the amount of such deficit. A negative adjustment will be treated as follows:

  first, it will reduce the amount of interest that you would otherwise be required to include in your income with respect to the notes in the taxable year;

  second, to the extent of any excess, it will be treated as ordinary loss in an amount not to exceed the excess of (A) the amount of your total prior interest inclusions with respect to the notes over (B) the total amount of net negative adjustments treated as ordinary loss on the notes in prior taxable years; and

  third, to the extent any portion of the negative adjustment remains, it will be carried forward and treated as a negative adjustment in the succeeding taxable year.

        Net negative adjustments are not subject to the two-percent floor limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

Sale, Exchange, Conversion, Redemption or Repurchase

        Upon the sale, exchange, conversion, redemption or repurchase of a note, you will recognize gain or loss equal to the difference between the amount you received (including the amount of cash and the fair market value of our common stock received, if any) and your adjusted tax basis in the notes. Any gain you recognize generally will be treated as ordinary interest income. Any loss you recognize will be treated as ordinary loss to the extent of your prior net interest inclusions with respect to the notes. Any loss in excess of that amount will be treated as capital loss, which will be long-term capital loss if you held the notes for more than one year. The deductibility of capital losses is subject to limitations. If a capital loss from the sale, exchange, conversion, redemption or repurchase of the notes meets certain thresholds (generally $10 million for corporate U.S. holders, other than S corporations, and $2 million for other U.S. holders), you may be required to file a disclosure statement with the IRS.

        Special rules apply in determining the tax basis of a note. Your basis in a note is generally increased by interest you previously accrued on the notes (before taking into account any adjustments) and reduced by the amount of any projected payments projected to have been made, regardless of whether such payments were actually made and regardless whether such payments were the same amount as the amount originally projected, on the notes.

        Your tax basis in common stock received upon conversion of a note will equal the then current fair market value of that common stock. Your holding period for the common stock received will commence on the day after the date of conversion.

Constructive Distributions

        The conversion price of the notes will be adjusted in certain circumstances. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may, in certain circumstances, be treated as a deemed distribution to you. Any deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the rules governing corporate distributions. Such deemed distributions, however, will not be eligible for the dividends received deduction or the 15% rate discussed below. You should carefully review the conversion rate adjustment provisions and consult your own tax advisor with respect to the tax consequences of any such adjustment.

Distributions on Common Stock

        In general, distributions with respect to our common stock received upon the conversion of a note will constitute dividends to the extent made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of a U.S. holder's basis in our common stock and thereafter as capital gain. Dividends received by a corporate U.S. holder will be eligible for the dividends-received deduction if the holder meets certain holding period and other applicable requirements. Dividends received by a non-corporate U.S. holder will qualify for taxation at the reduced rates, generally 15%, provided for under recently enacted legislation (currently effective for tax years 2004 through 2008) if the holder meets certain holding period and other applicable requirements.

Sale or Other Disposition of Common Stock

        A U.S. holder will recognize capital gain or loss on the sale or other disposition of our common stock received upon the conversion of a note. This capital gain or loss will equal the difference between the amount realized and the holder's tax basis in our common stock. Capital gain of a non-corporate U.S. holder is eligible to be taxed at reduced rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations. If you sell common stock at a loss that meets certain thresholds (generally $10 million for corporate U.S. holders, other than S corporations, and $2 million for other U.S. holders), you may be required to file a disclosure statement with the IRS.

Non-U.S. Holders

        The following is a summary of the U.S. federal tax consequences that will apply to you if you are a non-U.S. holder of notes or shares of our common stock. As described above, a "Non-U.S. Holder" is a person that is a beneficial owner of our notes or common stock other than a U.S. Holder.

        Special rules may apply to certain non-U.S. holders such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," corporations that accumulate earnings to avoid federal income tax or, in certain circumstances, individuals who are U.S. expatriates. Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Payments with Respect to the Notes

        Subject to the discussion below under "--Constructive Dividends," if you are a non-U.S. holder, all payments made to you on the notes, and any gain realized on a sale, exchange, conversion, redemption or repurchase of the notes, will be exempt from the 30% U.S. federal withholding tax, provided that:

  you do not (directly or indirectly, actually or constructively) own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote;

  you are not a controlled foreign corporation that is related to us through stock ownership;

  you are not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Code; and

  (a) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)) or (b) you hold your notes through certain qualified intermediaries and you satisfy the certification requirements of applicable Treasury regulations (special certification rules apply to holders that are pass-through entities).

        If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the U.S.

        If you are engaged in a trade or business in the U.S. and interest on a note is effectively connected with the conduct of that trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment), you will be subject to U.S. federal income tax (but not the 30% withholding tax if you provide a Form W-8ECI as described above) on that interest on a net income basis in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a "branch profits tax" equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S. For this purpose, interest will be included in the earnings and profits of such foreign corporation.

Payments on Common Stock

        Any dividends paid to a non-U.S, holder with respect to the shares of common stock will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the U.S. or, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Constructive Dividends

        Under certain circumstances, a non-U.S. holder may be deemed to have received a constructive dividend, see "--U.S. Holders--Constructive Distributions" above. Any constructive dividend deemed paid to a non-U.S. holder will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. It is possible that U.S. federal tax on the constructive dividend would be withheld from interest paid to the non-U.S. holder of the notes. A non-U.S. holder who is subject to withholding tax under such circumstances should consult its own tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

Sale, Exchange or Redemption of Shares of Common Stock

        Any gain that a non-U.S. holder realizes upon the sale, exchange, redemption or other disposition of a share of our common stock generally will not be subject to U.S. federal income tax unless:

  that gain is effectively connected with your conduct of a trade or business in the U.S. and, where a tax treaty applies, is attributable to a U.S. permanent establishment; or

  you are an individual who is present in the U.S. for 183 days or more in the taxable year of that disposition and certain other conditions are met.

        An individual non-U.S. holder who realizes gain described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the U.S. A non-U.S. holder that is a foreign corporation and that realizes gain described in the first bullet point above will be subject to tax on the gain at regular graduated U.S. federal income tax rates and, in addition, may be subject to a “branch profits tax” at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

        If you are a U.S. holder of our notes or common stock, information reporting requirements will generally apply to all payments we make to you and the proceeds from a sale of a note or share of common stock made to you, unless you are an exempt recipient, such as a corporation. If you fail to supply your correct taxpayer identification number, under-report your tax liability or otherwise fail to comply with applicable U.S. information reporting or certification requirements, the Internal Revenue Service may require us to withhold federal income tax at the rate set by Section 3406 of the Code (currently 28%) from those payments.

        In general, if you are a non-U.S. holder you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us the certification described above under “Non-U.S. Holders—Payments With Respect to the Notes.”

        In addition, if you are a non-U.S. holder you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note or share of common stock within the U.S. or conducted through certain U.S.-related financial intermediaries, if the payor receives the certification described above under “Non-U.S. Holders—Payments With Respect to the Notes” and does not have actual knowledge that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

SELLING SECURITYHOLDERS

        The notes were originally issued by the us in a private placement and were resold by the initial purchasers thereof to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Selling securityholders, including any non-sale transferees, pledges or donees or their successors, may from time to time offer and sell any or all of the notes and common stock into which the notes are convertible pursuant to this prospectus or any prospectus supplement.

        The selling securityholders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any sales.

Name of Selling Securityholder	Prinicpal Amount of Notes Beneficially Owned that may be Sold	Number of Shares of Common Stock Owned Prior to this Offering (1)	Conversion Shares of Common Stock that may be Sold (2)	Notes Owned After Completion of this Offering (3)	Shares of Common Stock Owned After Completion of this Offering(3)
Akela Capital Master Fund, Ltd.	$5,000,000	292,475	292,475	0	0
Allstate Insurance Company	$2,000,000	116,990	116,990	0	0
Argent Classic Convertible Arbitrage
Fund (Bermuda) Ltd.	$5,980,000	349,800	349,800	0	0
Argent Classic Convertible Arbitrage
Fund II, L.P.	$210,000	12,284	12,284	0	0
Argent Classic Convertible Arbitrage
Fund L.P.	$910,000	53,230	53,230	0	0
Argent LoweLev Convertible Arbitrage
Fund Ltd.	$7,140,000	417,654	417,654	0	0
Argent LowLev Convertible Arbitrage
Fund II, LLC	$50,000	2,925	2,925	0	0
Argent LowLev Convertible Arbitrage
Fund LLC	$910,000	53,230	53,230	0	0
Arkansas PERS	$310,000	18,133	18,133	0	0
AstraZeneca Holdings Pension	$95,000	5,557	5,557	0	0
BP Amoco PLC Master Trust	$576,000	33,693	33,693	0	0
Chrysler Corporation Master Retirement
Trust	$8,865,000	518,557	518,557	0	0
Class C Trading Company, Ltd.	$270,000	15,794	15,794	0	0
CNH CA Master Account, L.P.	$250,000	14,624	14,624	0	0
Credit Suisse First Boston Europe Ltd.	$120,000	7,019	7,019	0	0
CCS, LLC	$2,000,000	116,990	116,990	0	0
Custom Investments PCC, Ltd.	$310,000	18,133	18,133	0	0
DBAG London	$21,325,000	1,247,404	1,247,404	0	0
Delaware PERS	$300,000	17,548	17,548	0	0
Delta Air Lines Master Trust - CV	$2,125,000	124,302	124,302	0	0
Delta Pilots Disability & Survivorship
Trust - CV	$1,065,000	62,297	62,297	0	0
DKR SoundShore Oasis Holding Fund Ltd.	$4,000,000	233,980	233,980	0	0
DKR SoundShore Opportunity Holding
Fund Ltd.	$3,300,000	193,033	193,033	0	0
DKR SoundShore Strategic Holding
Fund Ltd.	$1,000,000	58,495	58,495	0	0
F.M. Kirby Foundation, Inc.	$1,595,000	93,299	93,299	0	0
Froley Revy Investment Convertible
Security Fund	$25,000	1,462	1,462	0	0
Goldman Sachs & Co.	$3,960,000	231,640	231,640	0	0
Grace Convertible Arbitrage Fund, Ltd.	$5,900,000	345,120	345,120	0	0
HFR CA Global Select Master Trust
Account	$270,000	15,794	15,794	0	0
Hotel Union & Hotel Industry of
Hawaii Pension Plan	$67,000	3,919	3,919	0	0

Name of Selling Securityholder	Prinicpal Amount of Notes Beneficially Owned that may be Sold	Number of Shares of Common Stock Owned Prior to this Offering (1)	Conversion Shares of Common Stock that may be Sold (2)	Notes Owned After Completion of this Offering (3)	Shares of Common Stock Owned After Completion of this Offering(3)
ICI American Holdings Trust	$70,000	4,095	4,095	0	0
Institutional Benchmarks Master Fund
Ltd. c/o SSI Investment Mgt	$289,000	16,905	16,905	0	0
International Truck & Engine
Corporation Non-Contributory
Retirement Plan Trust	$1,090,000	63,759	63,759	0	0
International Truck & Engine
Corporation Retiree Health Benefit Trust	$465,000	27,200	27,200	0	0
International Truck & Engine
Corporation Retirement Plan for
Salaried Employees Trust	$1,145,000	66,977	66,977	0	0
JP Morgan Securities Inc.	$5,000,000	292,475	292,475	0	0
KBC Financial Products USA Inc.	$3,850,000	225,205	225,205	0	0
LDG Limited	$126,000	7,370	7,370	0	0
Lexington Vantage Fund c/o TQA
Investors, LLC	$28,000	1,638	1,638	0	0
Lighthouse Multi-Strategy Master
Fund L.P.	$200,000	11,699	11,699	0	0
Louisiana CCRF	$35,000	2,047	2,047	0	0
Lyxor Master Fund Ref: Argent/LowLev CB
c/o Argent	$530,000	31,002	31,002	0	0
Lyxor/Quest Fund Ltd.	$900,000	52,645	52,645	0	0
MacKay Shields LLC, Investment
Advisor to Aftra Health Fund	$60,000	3,510	3,510	0	0
MacKay Shields LLC, Investment
Advisor to Bay County
Employees Retirement System	$30,000	1,755	1,755	0	0
MacKay Shields LLC, Investment
Advisor to New York Life
Insurance Co. Post 82	$955,000	55,863	55,863	0	0
MacKay Shields LLC, Investment
Advisor to New York Life
Insurance Co. Pre 82	$440,000	25,738	25,738	0	0
MacKay Shields LLC, Investment
Advisor to New York Life
Separate A/C 7	$20,000	1,170	1,170	0	0
MacKay Shields LLC, Investment
Advisor to Main Stay
Convertible Fund	$1,120,000	65,514	65,514	0	0
MacKay Shields LLC, Investment
Advisor to Main Stay VP
Convertible Fund	$680,000	39,777	39,777	0	0
MacKay Shields LLC, Investment
Advisor to United Overseas
Bank (USD)	$15,000	877	877	0	0
MacKay Shields LLC, Investment
Advisor to United Overseas
Bank (SGD)	$30,000	1,755	1,755	0	0
Man Convertible Bond Master Fund, Ltd.	$4,540,000	265,567	265,567	0	0
Microsoft Corporation	$2,150,000	125,764	125,764	0	0

Name of Selling Securityholder	Prinicpal Amount of Notes Beneficially Owned that may be Sold	Number of Shares of Common Stock Owned Prior to this Offering (1)	Conversion Shares of Common Stock that may be Sold (2)	Notes Owned After Completion of this Offering (3)	Shares of Common Stock Owned After Completion of this Offering(3)
Morgan Stanley Convertible Securities
Trust	$1,625,000	95,054	95,054	0	0
Motion Picture Industry Health Plan -
Active	$205,000	11,911	11,911	0	0
Motion Picture Industry Health Plan -
Retiree	$145,000	8,482	8,482	0	0
MSS Convertible Arbitrage 1	$7,000	409	409	0	0
Nuveen Preferred & Convertible Fund JQC	$1,500,000	87,742	87,742	0	0
Nuveen Preferred & Convertible
Income Fund JPC	$1,145,000	66,977	66,977	0	0
OCM Convertible Trust	$4,215,000	246,556	246,556	0	0
OCM Global Convertible Securities Fund	$320,000	18,718	18,718	0	0
Partner Reinsurance Company Ltd.	$1,875,000	109,678	109,678	0	0
Partners Group Alternative Strategies PPC LTD	$500,000	29,247	29,247	0	0
Prudential Insurance Co. of America	$20,000	1,170	1,170	0	0
Quest Global Convertible Fund, Ltd.	$900,000	52,645	52,645	0	0
Qwest Occupational Health Trust	$355,000	20,766	20,766	0	0
S.A.C. Capital Associates, LLC	$2,500,000	146,237	146,237	0	0
Sage Capital Management, LLC	$150,000	8,774	8,774	0	0
Silver Convertible Arbitrage Fund, LDC	$290,000	16,964	16,964	0	0
Sphinx Convertible Arb Fund SPC c/o
SSI Investment Management Inc.	$305,000	17,841	17,841	0	0
Sphinx Fund c/o TQA Investors, LLC	$107,000	6,259	6,259	0	0
SSI Blended Market Neutral L.P.	$299,000	17,490	17,490	0	0
SSI Hedged Convertible Market
Neutral L.P.	$457,000	26,732	26,732	0	0
St. Thomas Trading, Ltd.	$9,960,000	582,609	582,609	0	0
State Employees' Retirement Fund
of the State of Delaware	$2,555,000	149,454	149,454	0	0
State of Oregon/Equity	$950,000	55,570	55,570	0	0
Stonebridge Life Insurance	$750,000	43,871	43,871	0	0
Syngenta AG	$50,000	2,925	2,925	0	0
Teachers Insurance and Annuity
Association of America	$10,000,000	584,949	584,949	0	0
The Northwestern Mutual Life
Insurance Company	$1,000,000	58,495	58,495	0	0
The St. Paul Travelers Companies, Inc.
- Commercial Lines	$1,390,000	81,308	81,308	0	0
The St. Paul Travelers Companies, Inc.
- Personal Lines	$920,000	53,815	53,815	0	0
TQA Master Fund, Ltd.	$1,226,000	71,715	71,715	0	0
TQA Master Plus Fund, Ltd.	$1,916,000	112,076	112,076	0	0
Transamerica Life Insurance
& Annuities Company	$5,000,000	292,475	292,475	0	0
Transamerica Occidental Life	$2,000,000	116,990	116,990	0	0
UnumProvident Corporation	$820,000	47,966	47,966	0	0
Viacom Inc. Pension Plan Master Trust	$7,000	409	409	0	0
Wachovia Securities International LTD	$11,150,000	652,218	652,218	0	0
Windmill Master Fund, LP	$1,000,000	58,495	58,495	0	0

Name of Selling Securityholder	Prinicpal Amount of Notes Beneficially Owned that may be Sold	Number of Shares of Common Stock Owned Prior to this Offering (1)	Conversion Shares of Common Stock that may be Sold (2)	Notes Owned After Completion of this Offering (3)	Shares of Common Stock Owned After Completion of this Offering(3)
Xavex Convertible Arbitrage 10 Fund	$400,000	23,398	23,398	0	0
Xavex Convertible Arbitrage 2 Fund	$180,000	10,529	10,529	0	0
XAVEX Convertible Arbitrage 7 Fund
c/o TQA Investors, LLC	$360,000	21,058	21,058	0	0
Zurich Institutional Benchmarks
Master Fund Ltd. c/o TQA Investors, LLC	$258,000	15,092	15,092	0	0

Total (4):	$150,000,000	8,774,235	8,774,235	0	0

(1)	Includes common stock into which the notes are convertible.

(2)	Assumes conversion of the notes into shares of common stock at a conversion rate of 58.4949 shares of common stock per each $1,000 principal amount of notes. The conversion rate and the number of shares of common stock issuable upon conversion of the notes is subject to adjustment under certain circumstances. See “Description of Notes – Conversion Rights.” Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time.

(3)	We do not know when or in what amounts a selling securityholder may offer the notes or shares of common stock for sale. The selling securityholders might not sell any or all of the notes or shares of common stock offered by this prospectus. Because the selling securityholders may offer all or some of the notes or shares of common stock pursuant to this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the notes or shares of common stock, we cannot estimate the number of the notes or shares of common stock that will be held by the selling securityholders after completion of this offering. However, for purposes of this table, we have assumed that, after completion of the offering pursuant to this prospectus, none of the notes or shares of common stock covered by this prospectus will be held by the selling securityholders.
(4)	The sum of the listed principal amounts of notes beneficially owned by the selling securityholders named in the table above exceeds $150,000,000 (which would be convertible into more than 8,774,235 shares of common stock) because certain selling securityholders may have transferred their notes or otherwise reduced their position prior to selling pursuant to this prospectus, and as a result, we received beneficial ownership information from additional selling securityholders. However, the maximum principal amount of notes that may be sold under this prospectus will not exceed $150,000,000. Accordingly, the $150,000,000 and 8,774,235 totals have been retained in the table above and represent the maximum principal amount of notes and maximum number of shares of common stock that could be sold hereunder. Information about additional selling securityholders will be set forth in amendments to this prospectus before those securityholders make any offers or sales pursuant to this prospectus. We have assumed that any other selling securityholders, or any non-sale future transferee, pledge, donee or successor of any such other selling securityholders, do not beneficially own any shares of our common stock other than the shares of common stock issuable upon conversion of the notes.

PLAN OF DISTRIBUTION

        The notes and the underlying common stock may be sold from time to time to purchasers directly by the selling securityholders and through underwriters, brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock. These discounts, concessions or commissions as to any particular underwriter, broker, dealer or agent may be in excess of those customary in the types of transactions involved.

        The notes and the underlying common stock may be sold in one or more transactions at:

  fixed prices,

  prevailing market prices at the time of sale,

  prices related to the prevailing market prices,

  varying prices determined at the time of sale, or

  negotiated prices.

        The sales may be effected in transactions:

  on any national securities exchange or quotation service on which the notes and the underlying common stock may be listed or quoted at the time of sale,

  in the over-the-counter market,

  in transactions otherwise than on such exchanges or services or in the over-the-counter market,

  through the writing and exercise of options, whether the options are listed on an options exchange or otherwise, or through the settlement of short sales.

        In connection with the sales of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with brokers, dealers or other financial institutions. These brokers, dealers or other financial institutions may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to brokers or dealers that, in turn, may sell the notes and the underlying common stock. To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker, dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders.

        The aggregate proceeds to the selling securityholders from the sale of the notes or the underlying common stock offered by them will be the purchase price of the notes or the underlying common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of the notes or the underlying common stock to be made directly or through agents. We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus.

        In order to comply with the securities laws of some states, if applicable, the notes and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and the underlying common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        The selling securityholders and any brokers, dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters” under the securities laws. As a result, any profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker, dealer or agent might be deemed to be underwriting discounts or commissions under the securities laws. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to liabilities including, but not limited to, those under the securities laws. Selling securityholders who are deemed underwriters will be subject to the prospectus delivery requirements of the securities laws.

        If the notes or the underlying common stock are sold through underwriters, brokers or dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent commissions.

        We do not know when or whether any selling securityholder will sell any or all of the notes or the underlying common stock pursuant to this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The selling securityholders may not sell any or all of the notes or the underlying common stock and may not transfer, devise or gift these securities by other means not described in this prospectus.

        The selling securityholders have acknowledged that they and other persons participating in any distribution will be subject to the securities laws and rules, including Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other persons. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This restriction may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

        At the time a particular offering of the notes or the underlying common stock is made and to the extent required, the specific notes or the underlying common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

        Under the registration rights agreement, we and the selling securityholders will be indemnified by one another against liabilities, including some liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

        We have agreed to pay substantially all of the expenses incidental to the registration of the notes and the underlying common stock other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

        Alston & Bird LLP will pass upon the validity of the notes and the common stock issuable upon conversion of the notes.

EXPERTS

        The consolidated balance sheets of PSS World Medical, Inc. and subsidiaries (the Company) as of April 2, 2004 and March 28, 2003, and the consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended April 2, 2004, and the related financial statement schedule, have been incorporated by reference herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The audit report covering the aforementioned financial statements refers to the Company’s adoption of Emerging Issues Task Force No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, effective November 21, 2002, and Statement of Financial Accounting Standards, No. 145, Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, effective March 29, 2003.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s Internet website found at http://www.sec.gov. You can also obtain copies of materials we file with the SEC from our Internet website found at www.pssworldmedical.com. Our stock is quoted on The Nasdaq National Market under the symbol “PSSI.”

DOCUMENTS INCORPORATED BY REFERENCE

        The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents without restating that information in this document. The information incorporated by reference into this prospectus is considered to be part of this prospectus, and information we file with the SEC from the date of this prospectus will automatically update and supersede the information contained in this prospectus and documents listed below. We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including exhibits, until the termination of the offering by the selling securityholders pursuant to this prospectus:

(a)	Our Annual Report on Form 10-K for the fiscal year ended April 2, 2004;

(b)	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004;

(c)	Our Current Reports on Form 8-K dated July 22, 2004, July 26, 2004, and July 28, 2004; and

(d)	The description of our common stock and accompanying rights contained in the our registration statement on Form 8-A filed on April 12, 1994, as amended on April 22, 1998 and on March 4, 2004 (File No. 000-23832).

        We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference into this prospectus. We will provide this information upon written or oral request at no cost to the requester. You may request this information by contacting our corporate headquarters at the following address: 4345 Southpoint Boulevard, Jacksonville, Florida 32216 Attn: Corporate Secretary, (904) 332-3000.

        You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized any dealer, salesperson or other person to give you different information. This prospectus is not an offer to sell nor is it seeking an offer to buy the securities referred to in this prospectus in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the securities referred to in this prospectus.

_________________

$150,000,000

PSS World Medical, Inc.

2.25% Convertible Senior Notes
due March 15, 2024
and
8,774,235 Shares of Common Stock Issuable
Upon Conversion of the Notes

_________________

Prospectus

_________________

August 26, 2004